Table of Contents

Filed pursuant to rule 253(g)(2)

File Number: 024-11894

OFFERING CIRCULAR DATED OCTOBER 25, 2022

LiquidPiston, Inc.

1292a Blue Hills Avenue

Bloomfield, CT 06002

https://liquidpiston.com/

We are offering up to 3,000,000 shares of Common Stock, including up to 750,000 shares of Common Stock to be sold by selling stockholders and up to 450,000 bonus shares, on a “best efforts” basis.*

SEE “SECURITIES BEING OFFERED” AT PAGE 26

Common Stock	Price to Public	Underwriting Discount and Commissions **	Proceeds to Issuer Before Expenses	Proceeds to Other Persons****
Price Per Share	$10.00*	$0.10	$9.90	$9.90
Price Per Share Plus Investor Fee***	$10.55		$10.45	$10.45
Total Maximum	$31,650,000	$300,000	$23,512,500	$7,837,500

* The company is offering up to 3,000,000 shares of Common Stock to investors including 750,000 shares of Common Stock sold by Selling Securityholders, plus up to 450,000 additional shares of Common Stock eligible to be issued as Bonus Shares (as defined in this Offering Circular), see “Plan of Distribution and Selling Securityholders.”

** The Company has engaged DealMaker Securities, LLC, member FINRA/SIPC (the “Broker”), as broker-dealer of record, to perform broker-dealer administrative and compliance related functions in connection with this offering, but not for underwriting or placement agent services. Once the Commission has qualified the Offering Statement and this offering commences, the Broker will receive a cash commission equal to one percent (1%) of the amount raised in the offering. Additionally, the Broker and its affiliates will receive certain other fees. See “Plan of Distribution and Selling Securityholders” for more details.

*** Investors will be required to pay an Investor Fee to the Company to help offset transaction costs equal to $30 plus 2.5% at the time of the subscription. Total Maximum offering amount assumes that all investors invest the minimum investment amount and pay a total of $1,650,000 in processing fees to the Company in a fully-subscribed offering. The Broker and its affiliates will not receive any cash commission on this fee, but will receive fees with respect to payment processing. See “Plan of Distribution and Selling Securityholders” for more details.

**** The selling stockholders are offering up to 750,000 shares of Common Stock, plus up to 112,500 additional shares of Common Stock eligible to be issued as Bonus Shares. See “Plan of Distribution and Selling Securityholders.”

No Escrow Agent has been retained as part of this offering. After each closing, funds tendered by investors will be held in the payment processor account until cleared. For details, see “Plan of Distribution and Selling Securityholders – Process of Subscribing.” After each closing, the Company may immediately deposit those funds into the Company’s bank account and may use the proceeds in accordance with the “Use of Proceeds.”

The offering will terminate at the earlier of: the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the company in its sole discretion. After each closing, funds tendered by investors will be available to the company.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION

GENERALLY NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)I OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 4 .

Sales of these securities will commence on approximately, October 25, 2022.

The company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Implications of Being an Emerging Growth Company.”

i

In this Offering Circular, the term “LiquidPiston,” “we,” “us,” “our,” or “the Company” refers to LiquidPiston, Inc.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Implications of Being an Emerging Growth Company

We are not subject to the ongoing reporting requirements of the Exchange Act of 1934, as amended (the “Exchange Act”) because we are not registering our securities under the Exchange Act. Rather, we will be subject to the more limited reporting requirements under Regulation A, including the obligation to electronically file:

•	annual reports (including disclosure relating to our business operations for the preceding three fiscal years, or, if in existence for less than three years, since inception, related party transactions, beneficial ownership of the issuer’s securities, executive officers and directors and certain executive compensation information, management’s discussion and analysis (“MD&A”) of the issuer’s liquidity, capital resources, and results of operations, and two years of audited financial statements),
•	semiannual reports (including disclosure primarily relating to the issuer’s interim financial statements and MD&A) and
•	current reports for certain material events.

In addition, at any time after completing reporting for the fiscal year in which our offering statement was qualified, if the securities of each class to which this offering statement relates are held of record by fewer than 300 persons and offers or sales are not ongoing, we may immediately suspend our ongoing reporting obligations under Regulation A.

If and when we become subject to the ongoing reporting requirements of the Exchange Act, as an issuer with less than $1.07 billion in total annual gross revenues during our last fiscal year, we will qualify as an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and this status will be significant. An emerging growth company may take advantage of certain reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. In particular, as an emerging growth company we:

•	will not be required to obtain an auditor attestation on our internal controls over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;

•	will not be required to provide a detailed narrative disclosure discussing our compensation principles, objectives and elements and analyzing how those elements fit with our principles and objectives (commonly referred to as “compensation discussion and analysis”);

•	will not be required to obtain a non-binding advisory vote from our stockholders on executive compensation or golden parachute arrangements (commonly referred to as the “say-on-pay,” “say-on-frequency” and “say-on-golden-parachute” votes);

•	will be exempt from certain executive compensation disclosure provisions requiring a pay-for-performance graph and CEO pay ratio disclosure;

•	may present only two years of audited financial statements and only two years of related MD&A; and

•	will be eligible to claim longer phase-in periods for the adoption of new or revised financial accounting standards.

ii

We intend to take advantage of all of these reduced reporting requirements and exemptions, including the longer phase-in periods for the adoption of new or revised financial accounting standards, and hereby elect to do so. Our election to use the phase-in periods may make it difficult to compare our financial statements to those of non-emerging growth companies and other emerging growth companies that have opted out of the phase-in periods under Section 107 of the JOBS Act.

Under the JOBS Act, we may take advantage of the above-described reduced reporting requirements and exemptions for up to five years after our initial sale of common equity pursuant to a registration statement declared effective under the Securities Act of 1933, as amended (the “Securities Act”), or such earlier time that we no longer meet the definition of an emerging growth company. Note that this offering, while a public offering, is not a sale of common equity pursuant to a registration statement, since the offering is conducted pursuant to an exemption from the registration requirements. In this regard, the JOBS Act provides that we would cease to be an “emerging growth company” if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our common stock held by non-affiliates, or issue more than $1 billion in principal amount of non-convertible debt over a three-year period.

Certain of these reduced reporting requirements and exemptions are also available to us due to the fact that we may also qualify, once listed, as a “smaller reporting Company” under the Securities and Exchange Commission’s (the “Commission”) rules. For instance, smaller reporting companies are not required to obtain an auditor attestation on their assessment of internal control over financial reporting; are not required to provide a compensation discussion and analysis; are not required to provide a pay-for-performance graph or CEO pay ratio disclosure; and may present only two years of audited financial statements and related MD&A disclosure.

iii

SUMMARY

Company Overview

LiquidPiston develops advanced rotary engines based on the Company’s patented thermodynamic cycle and engine architectures. Our engines are compact, lightweight, powerful, quiet, low-vibration, multi-fuel capable and scalable from 1HP to over 1500 HP. Starting with first-principles of how engines operate, LiquidPiston Inc. has redesigned the traditional internal combustion engine and developed an innovative alternative to the piston engines and small turbines in use today. Building on over 20 years of research and development (“R&D”), LiquidPiston provides a power solution that can scale to potentially address the approximately $400 billion internal combustion engine market and can be a key enabler for various defense applications, portable electric power generators, and emerging mobility technologies including electric cars, urban mobility and hybrid electric aircraft, and unmanned aerial vehicles (UAVs) / drones.

Our Products

We are currently developing multiple engine demonstrators based on the X-EngineTM architecture. Examples of previously developed engine architecture demonstrators include:

•	3kW “X-Mini” engine:

o	26.6 cc / chamber,
o	Spark Ignition / Multi-fuel (gasoline, kerosene, Jet-A/JP8, propane and hydrogen).
o	Air-cooled,
o	demonstrated to Technology Readiness Level* (TRL) 6, including demonstration in a ground vehicle, a hybrid electric generator system, and a Class 2 UAV;

•	30kW “X-4” engine core:

o	250 cc / chamber,
o	Compression Ignition (Diesel or Jet-A/JP8 fuel),
o	Liquid-cooled
o	high-compression ratio (up to 26:1),
o	7,000 RPM,
o	demonstrated to TRL 4+.

LiquidPiston has demonstrated the engine technology by incorporating the X-Mini engine into a prototype Compact Artillery Power System (CAPS), a 1.5kW jet-fueled hybrid electric generator powering the Army M777 Howitzer. The Company also demonstrated heavy-fueled hybrid electric flight in a Group 2 (<55lb) UAV.

*Technology Readiness Level (TRL) is an assessment tool used by the US Department of Defense (“DoD”) and other government agencies, and their vendors, to evaluate technology maturity and readiness to transition to a higher level of maturity and eventually into use. https://www.ncbi.nlm.nih.gov/books/NBK201356/

LiquidPiston primarily engages in the development of engines based on its new X-Engine architecture. LiquidPiston also provides engineering services to customers who are interested in evaluating potential engine designs and/or developing a modified or new engine design for their business purposes. LiquidPiston has previously engaged in conceptual/feasibility studies performed for commercial customers. Business development and internal technical development efforts are focusing on transitioning at least one of these feasibility studies toward a potential production engine program. The Company, either as a prime contractor or as a subcontractor, was awarded 12 DoD contracts totaling $22.4 million in engineering contract funding between July 1, 2020 and June 30, 2022. The Company booked $127,161.46 in Government R&D contract revenue in 2020 and $2,604,032.53 in 2021, as well as $3,552,943 in the first half of 2022. For 2022 and through the end of 2024, if the Company successfully completes all milestones and deliverables under these contracts, then the Company would expect to book the balance of approximately $16.2 million. We cannot assure you that the Company will complete these contracts in the expected time period or at all. LiquidPiston has additional proposals currently in review and intends to pursue additional government and private development contracts in 2022 and 2023.

1

Our Mission

Our mission is to develop the most power-dense and efficient engines and hybrid-electric power systems in the world, and we do this by improving the engine through innovating the fundamentals of how it works - i.e. how the energy in fuel is converted to work and how the physical engine platform is designed and functions. Our innovation is rooted in physics, and we are working to fundamentally change (optimize) the thermodynamics of the engine to convert more of the energy contained in the fuel to useful work. This work takes innovation and constant creative problem-solving - we have applied for 79 patents, with 63 issued and 16 pending in the US and internationally, and have a rich innovation pipeline.

The Offering

Securities offered	Maximum of 3,000,000 shares of Common Stock, plus an additional 450,000 shares of Common Stock may be offered as Bonus Shares. See “Plan of Distribution and Selling Securityholders.”
• Of the 3,000,000 shares available in this offering, up to 2,250,000 shares are being offered by the Company. The Company may offer up to 337,500 additional shares of Common Stock as Bonus Shares.
• Of the 3,000,000 shares available in this offering, up to 750,000 shares are being offered by existing stockholders. The selling stockholders may offer up to 112,500 shares of Common Stock as Bonus Shares.

Common Stock	16,445,040 Shares
outstanding before the Offering (1)

Series Seed-1 Preferred Stock	87,752 Shares
outstanding before the Offering

Common Stock	19,032,540 Shares
outstanding after the
Offering (assuming a fully-subscribed offering)(2)

(1) Does not include shares issuable upon conversion of outstanding convertible securities or Restricted Stock Units. Reflects a 10-to-1 split of shares of Common Stock effected on March 9, 2022 (the “Stock Split”).

(2) Assumes the issuance of all available Bonus Shares. Does not include shares issuable upon the exercise of options issued under the 2016 Stock Option and Grant Plan (“2016 Stock Plan”), shares allocated for issuance pursuant to the plan, outstanding warrants or shares into which the Series Seed-1 Preferred Stock may convert, shares of Common Stock issuable upon exercise of warrants or shares that may be repurchased by the Company using net proceeds of this offering (See “Use of Proceeds to Issuer”).

2

Selected Risks Associated with Our Business

Our business is subject to a number of risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this summary. These risks include, but are not limited to, the following:

•	We are an early-stage company and have not generated any profits to date.
•	The Company has a limited operating history and is unlikely to be able to pay dividends in the near future.
•	We operate in a highly competitive and conservative market against businesses that are more established.
•	We may never have an operational product or service.
•	Developing new products and technologies entails significant risks and uncertainties, and our new product could fail to reach performance targets, environmental operability targets, production cost targets, or otherwise fail to reach production or commercial marketability.
•	Our new product could fail to achieve our sales projections.
•	We cannot assure you that we will effectively manage our growth.
•	Our costs may grow more quickly than our revenues, harming our business and profitability.
•	We rely on third parties to provide services essential to the success of our business.
•	We depend on large industrial partners.
•	We are and may continue to be significantly impacted by the worldwide economic downturn due to the COVID-19 pandemic.
•	As a growing company, we have to develop effective financial and operational processes and controls.
•	We have existing patents that we might not be able to protect properly.
•	We have pending patent approvals that might be vulnerable.
•	Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.
•	The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.
•	Our ability to sell our product or services is dependent on US and international government regulations which can be subject to change at any time.
•	We expect to raise additional capital through equity offerings and to provide our employees with equity incentives. Therefore, your ownership interest in LiquidPiston is likely to continue to be diluted.
•	The Company is controlled by its founders.
•	We are offering a discount on our stock price to some investors in this offering.
•	Investors will have no ability to impact or otherwise influence corporate decisions of the Company.
•	Your ability to transfer your shares may be limited.
•	The loss of one or more of LiquidPiston’s key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.
•	Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

3

RISK FACTORS

The Commission requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks related to our business and products

We are an early-stage company and have not generated any profits.

Although our audited December 31, 2021 financial statements do not include an explicit “going concern” opinion on our financial statements, the Company may not be able to succeed as a business without additional financing. With the exception of 2017 where the Company made a slight profit, the Company has otherwise incurred losses from operations and has had negative cash flows from operating activities since its inception. Its current operating plan indicates that LiquidPiston will continue to incur losses from operations and generate negative cash flows from operating activities given ongoing research and development and business development expenditures. The Company generated revenues totaling $2,604,033 and $425,654 for the years 2021 and 2020, respectively, primarily from government contracts. The Company currently relies on revenues from government contracts including Other Transaction Authority research and prototyping agreements (“OTA Agreements”) for its primary revenue streams. While the Company has recently signed several agreements / contracts with the Government, revenue from these programs is based on milestone execution, and there is no guarantee that the Company will fulfill these milestones, nor to fulfill these milestones without exceeding the value of the contract, i.e. we may incur a loss to fulfill the obligations of the agreements. There is also no guarantee of future revenue, and our business model anticipates additional government funding or fundraising proceeds.

The Company has a limited operating history and is unlikely to be able to pay dividends in the near future.

The Company is in development stages of its technology, and therefore has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all the business risks associated with relatively new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, including purchasing patterns of customers and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. LiquidPiston has incurred a net loss in the last two fiscal years, and has generated limited revenues since inception. There is no assurance that we will be profitable in the future or generate sufficient revenues to pay dividends to the holders of the shares.

We operate in a highly competitive market against businesses that are more established.

We expect competition to emerge both from existing and new companies. Our technology has patent-protected attributes which offer certain performance and economic benefits to customers based on what we currently know about the industry and competitors. Some of our competitors will have greater financial means and marketing/sales and human resources than we do. Some competitors may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will continue and may intensify. Additionally, the combustion engine market is generally conservative, and LiquidPiston seeks to enter the market through partnerships with manufacturers and system integrators. There are significant barriers to entry for a new combustion engine to be introduced to the market, as it takes significant time, funding, and requires compliance with regulations and customer demands. Our strategy of focusing initially on low volume applications, as well partnering, is expected to reduce the funding required as we will rely on partners that have the sales, distributions, manufacturing, and service capabilities that we can leverage. Such an approach has a risk that partners may be conservative and unwilling to be an early adopter of a new technology.

4

We may never have an operational product or service.

It is possible that there may never be a commercially operational X-Engine or that the product may never be used to engage in commercial transactions. It is possible that the failure to release the product is the result of a change in business model due to the Company making a determination that the business model needs to be changed, or some other external factor not in the Company’s control. We cannot guarantee that any changes to our business model will be in the best interest of the Company and its stockholders/members/creditors.

Developing new products and technologies entails significant risks and uncertainties.

We are currently in the research and development stage and have only manufactured prototypes for our X-Engines. Delays or cost overruns in the development of our X-Engines and failure of the products to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. The mature engine may not be as efficient, powerful, light, cost-effective, reliable or durable as initially projected or as required by the market. The engine may fail to meet environmental operability or other qualification standards for insertion into an application. Any of these events could materially and adversely affect our operating performance and results of operations.

Our new product could fail to achieve our sales projections.

Our growth projections are based on the assumptions that our engine technology can be successfully industrialized, manufactured, sold and supported. We assume that we will be successful in developing partnerships that will financially support the development of engines for their application markets and industrialize, manufacture and support commercial engines on a contract manufacturing or license basis. It is possible that our engines will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We cannot assure you that we will effectively manage our growth.

The scope and complexity of our business and our employee headcount have increased and we expect will continue to increase significantly for the foreseeable future. The growth and expansion of our business and products create significant challenges for our management, operational, and financial resources, including managing relationships with multiple users, distributors, vendors, and other third parties. In the event of continued growth of the Company’s operations or in the number of our third-party relationships, our information technology systems or internal controls and procedures may not be adequate to support our operations. We must continue to improve our operational, financial, and management processes and systems and to effectively expand, train, and manage our employee base. As we continue to grow, and have to implement more complex organizational management structures, we may find it increasingly difficult to maintain adequate oversight. This could negatively affect our business performance.

The loss of one or more of LiquidPiston’s key personnel, or LiquidPiston’s failure to attract and retain other highly qualified personnel in the future, could harm our business.

LiquidPiston currently depends on the continued services and performance of key members of its management team. The loss of key personnel could disrupt our operations and have an adverse effect on our business. As we continue to grow, we cannot guarantee that we will continue to attract the personnel the Company needs to maintain its competitive position. If we do not succeed in attracting, hiring, and integrating qualified personnel, or retaining and motivating existing key personnel, we may be unable to grow effectively.

Our costs may grow more quickly than our revenues, harming our business and profitability.

Delivering LiquidPiston’s products is costly because of our research and development expenses and need for employees with specialized skills. We expect our expenses to continue to increase in the future as we continue to expand our product offerings and will need to hire additional employees. Our expenses or the time to market may be greater than we anticipate and our investments to make the business more efficient may not be successful. In addition, LiquidPiston may need to increase marketing, sales, and other operating expenses in order to grow and expand its operations and to remain competitive. Increases in our costs may adversely affect our business and profitability.

5

We rely on third parties to provide services essential to the success of our business.

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, systems integration specialists and other partners we may rely on for commercializing our engine such as public relations and marketing, and distribution firms. There are many available providers of public relations, marketing and services which are used by many firms as a normal mode of operations and we do not expect any significant risks to the Company from either the availability or performance of such service providers. Quality and timeliness of machine shops and parts suppliers is critical to our ability to build prototypes for development, internal testing, and customers as well as low quantities of commercial products supplied directly by LiquidPiston to those customers. We have had a successful relationship with Century Tool – our largest supplier of prototype hardware. A high-quality machine shop like Century Tool is crucial to the Company and were we to lose the relationship, it would likely take some time to replace it. For larger quantities of commercial products, our plan is to use manufacturing licensees and contract manufacturers with whom formal contracts have yet to be negotiated. For distribution of larger quantities of engines, we intend to use the manufacturing licensees, systems integrators, and OEMs. Discussions with some of those industry players are currently in the early stages. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

Commercialization Risk.

LiquidPiston develops engines and fuel-to-power conversion systems. Our business model relies on potential strategic partners to 1) assist in co-development of the engine by either funding a portion of development or investing in-kind resources to assist in the development; and 2) adopt the LiquidPiston engine technology on a licensing basis. The automotive space is known to be especially difficult for a new entrant, which is the reason we have chosen the military and small-engine markets to start, rather than going direct to automotive. However, even in these spaces, there has been no markedly new engine designs that have been successfully commercially adopted since the Wankel engine was developed in the 1960s. If partners do not take on this capital- intensive initiative, the Company would require significant additional financing to bring the engines to market.

We depend on large industrial partners.

The Company’s strategy is based on providing engineering services and technology licenses to established companies that can manufacture engines, integrate engines in systems that require engines, and distribute and support the engines and systems. We may not be able to consummate such strategic partnering agreements with supply chain and go-to-market partners, which could seriously limit or delay our revenue growth and profitability.

We are and may continue to be significantly impacted by the worldwide economic downturn due to the COVID-19 pandemic.

In December 2019, a novel strain of coronavirus, or COVID-19, was reported to have surfaced in Wuhan, China. COVID-19 has spread to many countries, including the United States, and was declared to be a pandemic by the World Health Organization. Efforts to contain the spread of COVID-19 have intensified and the U.S., Europe and Asia have implemented severe travel restrictions and social distancing. The impacts of the outbreak are unknown and rapidly evolving. The continued spread of COVID-19 has also led to severe disruption and volatility in supply chains, which could increase our prototype development cost and time. It is possible that new variants or continued spread of COVID-19 could cause an economic slowdown or recession or cause other unpredictable events, each of which could adversely affect our business, results of operations or financial condition.

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

6

On March 18 and March 22, 2020, the Company issued a policy directive to its employees defining rules and working instructions for ongoing business operations. Since, in accordance with Defense Industrial base (DIB) determination, LiquidPiston is considered an essential business, the Company has remained open but all staff that was able to productively work from home was recommended to work remotely. Additional safety restrictions were placed onto employees whose presence was required at the Company’s headquarters, including requirements for personal hygiene and social distancing. Approximately 20% of the Company’s employees have been authorized to work from the Company's headquarters, specifically, covering hardware manufacturing, product assembly and testing activities, while the remainder continued to work from home. Currently, the Company is close to returning to normal operating conditions with approximately 90% of the employees working from the Company’s headquarters while following up with federal and state requested safety restrictions and precautions.

Some of our prior customer programs were negatively impacted by the downturn in aerospace in 2020, and negotiations for potential follow-on contracts were delayed or frozen for an indeterminate time, which has had and is expected to have a material effect on the Company’s forecasted revenues. COVID-19 has also resulted in conferences and business meetings being cancelled, delayed, or postponed, and generally business travel has been greatly reduced, resulting in fewer in-person meetings with customers. The Company has adapted by using virtual meeting and conferencing tools, but the reduced in-person meetings may impact business development. We note also that many of our suppliers have experienced shutdowns, delays, and other supply chain impacts that propagate through the industry and have and may continue to impact our development.

On May 5, 2020, LiquidPiston, Inc. entered into a Small Business Administration (“SBA”) loan under the Paycheck Protection Program (“PPP”) in the amount of $323,507 with Westfield Bank, a federally chartered thrift. The loan will mature 2 years from the date it was issued (May 5, 2020) and will accrue interest at a rate of 1% per year. The Company applied for forgiveness of this loan and on March 24, 2021 the full amount of the loan was forgiven. On January 25, 2021, LiquidPiston entered into a SBA loan under the PPP in the amount of $284,279. This is the second draw under PPP. The loan will mature 5 years from the date it was issued on January 26, 2026 and will accrue interest at a rate of 1% per year. The Company applied for forgiveness of this loan and on May 18, 2022, the full amount of the loan was forgiven.

On June 10, 2020, LiquidPiston, Inc. was approved for and issued a Loan Authorization and Agreement by the Small Business Administration (“SBA”) for an Economic Injury Disaster Loan (EIDL) in the amount of $150,000, and will use all proceeds of this Loan as working capital to alleviate economic injury sustained due to COVID-19. Repayment began in July 2021 with a 30-year term. Interest will accrue at 3.75% per year and will only accrue on funds actually advanced from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with Company assets and will remain so until paid off.

As a growing company, we have to develop effective financial and operational processes and controls.

Effective internal controls and accounting resources are necessary for us to provide reliable financial reports, which, as a growing company, we are still building out with the support of third-party professional services firms. Failure to achieve and maintain an effective internal accounting and control environment could cause us to face regulatory action, and also cause investors to lose confidence in our reported financial information, either of which could have an adverse effect on our business and financial results.

Risks related to Intellectual Property and Government Regulation

We have existing patents that we might not be able to protect properly.

One of the Company's most valuable assets is its intellectual property. LiquidPiston has 79 patents (US and International), granted and pending. Additionally, the Company owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable assets of the Company is our intellectual property portfolio. The Company intends to continue to aggressively develop new intellectual property. Our competitors may attempt to misappropriate or violate intellectual property rights owned by the Company. The Company intends to protect its intellectual property portfolio from such violations, within the constraints of our available resources. It is important to note that unforeseeable costs associated with such practices may consume a significant portion of our capital, which could negatively affect our research and development efforts and our business, in general.

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We have pending patent approvals that might be vulnerable.

The Company needs to continuously register new patents and other intellectual property protections. Some of our intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not currently or in the future be registered with the proper authorities. Our competitors may attempt to register our intellectual property as their own or take advantage of the lack of protections. Any unforeseeable costs associated with protecting ourselves from such practices may negatively affect our financial condition and operations.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

Although the Company focuses on broad IP development and uses a leading IP law firm as part of its robust process, intellectual property is a complex field of law subject to significant uncertainties. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patents protection without obtaining a sublicense, it is likely that the Company's value may be materially and adversely impacted. This could also impair LiquidPiston’s ability to compete in the marketplace. Moreover, if our patents are deemed unenforceable, the Company’s ability to generate revenues and profits will be negatively impacted.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Patent, trademark and copyright litigation is extremely expensive. Even if we believe that a competitor is infringing on one or more of our patents, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our patent(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our patent(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into licensing agreements, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our patents(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Our ability to develop and sell our product or services is dependent on US and international government regulations which can be subject to change at any time.

Our products will be subject to environmental (e.g., emissions) regulations issued and enforced by the US Environmental Protection Agency’s (EPA) and equivalent agencies in other countries. For certain applications (e.g., Aviation) there will be additional performance, reliability, and safety certification requirements that our products must meet in order to be used by systems integrators and operators for those applications. Our ability to sell products for certain applications is or may be dependent on government regulation, such as the State Department, the Department of Commerce and other relevant government laws and regulations, especially concerning exports of certain product which may have military applications, subject to International Traffic in Arms Regulation (ITAR). The laws and regulations concerning the development, selling and use of our product may be subject to change and if they do then the selling of product or service may no longer be in the best interest of the Company. At such point the Company may no longer want to sell products or services into selected markets and your investment in the Company may be negatively affected.

Risks related to the Offering

We expect to raise additional capital through equity offerings and to provide our employees with equity incentives. Therefore, your ownership interest in LiquidPiston is likely to continue to be diluted.

The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the shares of Common Stock we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we may fail. LiquidPiston may offer additional shares of its Common Stock and/or other classes of equity or debt that convert into shares of Common Stock, any of which offerings would dilute the ownership percentage of investors in this offering. See “Dilution.”

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The Company is controlled by its founders.

The Company’s founders, Alexander Shkolnik and Nikolay Shkolnik, together currently hold 57.40% of the Company’s Common Stock, and at the conclusion of this offering will continue to hold a majority of the Company’s voting stock. In addition, the Company’s CEO holds an irrevocable proxy granted to him by investors holding securities representing 5,433,052 shares of Common Stock, equal to approximately 33% of the Company’s voting stock, who purchased securities in the Company’s Regulation Crowdfunding offerings, in private placements of Common Stock and convertible securities and in the 2020 Regulation A Offering (as defined below) and will be granted an irrevocable proxy by investors in this offering. As a result, investors in this offering will not have the ability to control or influence a vote of the stockholders and the Company’s founders will continue to retain approximately 91% of voting control.

We are offering a discount on our stock price to some investors in this offering.

Investors in this offering who (a) invest more than $5,000 and/or (b) registered their intent to invest during the Company's Testing the Waters phase are entitled to bonus shares resulting in a discount to the share price paid by such investors in this offering; see “Plan of Distribution and Selling Securityholders.” Therefore, the value of shares of investors who pay the full price in this offering will be immediately diluted by investments made by investors entitled to the discount, who will pay less for their stake in the Company.

Investors will have no ability to impact or otherwise influence corporate decisions of the Company.

The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Company’s CEO to vote their shares of Common Stock and any other securities of the Company that they may acquire on all matters put to a vote of the stockholders. Furthermore, transferees of the investors party to the subscription agreement must agree to be bound by the terms of the proxy. For more information, see “Securities Being Offered – Common Stock – Voting Rights; Proxy.”

Your ability to transfer your shares may be limited.

The subscription agreement that investors will execute in connection with this offering contains a “market stand-off” provision applicable to shares of the Common Stock in the event of an initial public offering (“IPO”), which may limit or delay an investor’s ability to transfer shares of Common Stock for a period of time surrounding such an offering. See “Securities Being Offered – Common Stock – Restrictions on Transfer” for further information.

By purchasing shares in this offering, an investor agrees to waive certain inspection rights set forth in Section 220 of the General Corporation Law of Delaware, which limits such investor’s ability to obtain certain corporate information from us.

Section 220 of the General Corporation Law of Delaware allows a stockholder of a company to inspect for any proper purpose, a company’s stock ledger, list of stockholders, and other books and records and the books and records of a company’s subsidiary in certain circumstances. By purchasing shares in this offering, investors agree to waive the inspection rights set forth in Section 220 of the General Corporation Law of Delaware. Despite our obligation to publicly file certain reports under Regulation A, such waiver will limit an investor’s ability to obtain information from us for certain proper purposes under the General Corporation Law of Delaware, which may prevent or delay an investor from evaluating our business or such investor’s investment in our securities.

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Using a credit card to purchase shares may impact the return on your investment as well as subject you to other risks inherent in this form of payment.

Investors in this offering have the option of paying for their investment with a credit card up to $5,000, which is not usual in the traditional investment markets. Transaction fees charged by your credit card company (which can reach 5% of transaction value if considered a cash advance) and interest charged on unpaid card balances (which can reach almost 25% in some states) add to the effective purchase price of the shares you buy. See “Plan of Distribution and Selling Securityholders.” The cost of using a credit card may also increase if you do not make the minimum monthly card payments and incur late fees. Using a credit card is a relatively new form of payment for securities and will subject you to other risks inherent in this form of payment, including that, if you fail to make credit card payments (e.g., minimum monthly payments), you risk damaging your credit score and payment by credit card may be more susceptible to abuse than other forms of payment. Moreover, where a third-party payment processor is used, as in this offering, your recovery options in the case of disputes may be limited. The increased costs due to transaction fees and interest may reduce the return on your investment.

The Commission’s Office of Investor Education and Advocacy issued an Investor Alert, dated February 14, 2018 entitled: Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

There is no current market for any of our shares of stock.

There is no formal marketplace for the resale of our Common Stock. Shares of our Common Stock may be traded on the over-the-counter market to the extent any demand exists. Investors should assume that they may not be able to liquidate their investment.

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DILUTION

Dilution means a reduction in value, control, or earnings of the shares the investor owns.

Immediate dilution

An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their “sweat equity” into the company. Occasionally, strategic partners are also interested in investing at an early stage. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders, early employees, or investors from prior financings, which means that the cash value of your stake is diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs. Dilution may also be caused by pricing securities at a value higher than book value or expenses incurred in the Offering.

The following table demonstrates the price that new investors are paying for their shares of Common Stock with the effective cash price paid by existing stockholders, giving effect to the Stock Split, full conversion of all outstanding stock options and outstanding convertible notes and assuming that the shares are sold at $10.00 per share. The table presents shares and pricing as issued and reflects all transactions since inception, which gives investors a better picture of what they will pay for their investment compared to the company’s insiders than just including such transactions for the last 12 months, which is what the Commission requires. The share numbers and amounts in this table assume the conversion of all issued options into shares of Common Stock at weighted average exercise price. The dilution disclosures contained in this section are based upon the instruments issued and outstanding as of June 30, 2022.

Dilution Table

				Total Issued and Potential Shares	Effective Cash Price per Share at Issuance or
	Dates	Issued	Potential	Potential	Potential
	Issued	Shares	Shares	Shares	Conversions (5)
Common Stock (1)	2016	9,489,450		9,489,450
Outstanding Stock Options & RSUs (2)	2016-2019		1,063,780	1,063,780	varies
Exercised Stock Options (3)	2017-2019	156,160		156,160	varies
Common Stock	2016-2020	1,263,480		1,263,480	$0.50
Series Seed-1 Preferred Stock (4)	2016	877,520		877,520	$1.03
Common Stock	2017	814,770		814,770	$1.59
Common Stock	2018-2019	708,970		708,970	$2.28
Common Stock	2020	551,710		551,710	$3.37
Common Stock	2020-2021	3,460,500		3,460,500	$4.65
Total Common Share Equivalents		17,322,560	1,063,780	18,386,340
Investors in this offering, assuming $30,000,000 raised		2,587,500		2,587,500	$8.70
Total after inclusion of this offering		19,910,060	1,063,780	20,973,840

________________

(1)	Shares of Common Stock issued with $.0001 par value in LiquidPiston Holdings Inc., which acquired LiquidPiston in January 2016
(2)	Assumes vesting and conversion of all outstanding issued options and Restricted Stock Units into Common Stock. Excludes any additional shares of Common Stock reserved for issuance under the 2016 Stock Incentive Plan that have not yet been granted.
(3)	Option exercise price varies. RSU's do not have an exercise price, and instead vest upon performance and time criteria.
(4)	Series Seed-1 Preferred Stock were issued as a result of conversion of convertible notes. The number of shares shown reflects a 10:1 conversion factor as if the Preferred Stock is converted into Common Stock.
(5)	Effective price per share based on amount invested divided by shares issued, without deduction for non-cash broker compensation and other offering costs.

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Future dilution

Another important way of looking at dilution is the dilution that happens due to future actions by the company. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a “down round,” meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

•	In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
•	In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
•	In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the “down round”). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to convertible notes that the company may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it’s important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

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USE OF PROCEEDS TO ISSUER

The net proceeds of a fully subscribed offering to the issuer, after total offering expenses, commissions and sales by selling stockholders, will be approximately $21.4 million.

If the Company raises over $5 million in gross proceeds in this offering, it intends to use up to 6.67% of the gross proceeds, as further specified below, to buy back shares from certain long-time holders of Preferred and Common Stock as well as stock option and restricted stockholders (“Buyback Stockholders”). The amount reserved for the buyback will be capped and not exceed $1.5 million, which is 6.67% of the gross proceeds to the Company in a fully subscribed offering. The Buyback Stockholders will not include any executive officers or directors of the Company. If the Company does not receive gross proceeds in excess of $5 million, the Company will not use any of the proceeds to buy back any shares. The buyback will occur after the final closing of this Regulation A offering. The Company, solely at its discretion, will determine how and to whom the buy back is offered. The buyback of shares is subject to mutual agreement between the Company and each selling stockholder. If the Company is not able to enact the buy back within 24 months of the final Reg A closing, any unused proceeds allocated for such purpose will be used to support the Company technology development and operations.

The following table breaks down the use of proceeds into different categories under various funding scenarios. For purposes of this table, the Company has assumed that it will pay the maximum amount of fees to DealMaker Securities, LLC and its affiliates as set forth in the fee table in “Plan of Distribution and Selling Securityholders – Other Terms.” The Company has further assumed that the Offering will be open for 12 months, which impacts certain of its other offering expenses. As a result, actual offering expenses may be lower than represented below.

	25% of Maximum Amount (millions)	50% of Maximum Amount (millions)	66.67% of Maximum Amount (millions)	Maximum Amount (millions)
Gross Proceeds of Offering	$7.50	$15.00	$20.00	$30.00

Estimated fees, commission, and offering expenses, less Investor Processing Fee	$0.86	$1.44	$1.58	$2.31
Selling stockholders	$1.88	$3.75	$5.00	$7.50
Gross Proceeds to the Company	$5.63	$11.25	$15.00	$22.50
Estimated fees, commission, and offering expenses, less Investor Processing Fee	$0.80	$1.33	$1.43	$2.09
Principal Uses of Net Proceeds	$4.83	$9.92	$13.57	$20.42
Engine and Product Development	$3.00	$5.50	$6.50	$10.00
New Test Cell/ Lab Equipment	$0.50	$1.67	$2.00	$2.50
Manufacturing Readiness (Assembly and Testing)	$0.00	$0.50	$1.25	$2.50
Broker-dealer & Marketing	$0.40	$0.60	$0.75	$1.00
Patents/Legal/Other General and Administrative Expenses	$0.40	$0.60	$1.00	$1.25
Contingency	$0.15	$0.30	$1.07	$1.67
Buy back shares of long-standing investors	$0.38	$0.75	$1.00	$1.50
Total	$4.83	$9.92	$13.57	$20.42

Because the offering is a “best efforts” offering, we may close the offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this offering. In this event the use of proceeds will be adjusted by management based on the amount raised.

The Company reserves the right to change the above use of proceeds if management believes doing so is in the best interests of the Company.

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THE COMPANY’S BUSINESS

Overview

LiquidPiston’s mission is to dramatically improve the efficiency and environmental impact of converting the energy contained in fuels into useful power by developing the industry’s most efficient and power dense internal combustion engines (ICEs) as well as hybrid power solutions, while also enabling such engines to run on clean sustainable renewable fuels. Power and energy are essential for virtually all (ground, sea, and air) vehicles and portable power generation. For many decades to come, the world will be largely dependent on fossil fuels, even though we expect and support a concerted move towards electrification and increased use of sustainable renewable fuels. The reality of battery technology is that fossil fuel has approximately 50 times the energy density of today's best batteries so the battery learning curve will take many decades to even get close to the energy density of fossil fuels. Of the engine solutions available today, the gasoline engine is inefficient; diesel engines are big and heavy; turbine engines are extremely inefficient (at small scale, below 500 hp) and all engines produce environmentally harmful emissions.

Our vision is that we can do significantly better by focusing on the fundamental physics of how engines operate. With this guiding vision, we developed an optimized thermodynamic cycle, which hasn't fundamentally changed in over 100 years. When we rethink the cycle, we also have to rethink the engine platform and operation as we know it, because today's piston engines are not able to run this optimized cycle. The result is our X-EngineTM architecture which is quieter, smaller, and lighter than legacy piston engines.

It may seem counter-intuitive to think about potentially investing in ICE technology in the context of a low-carbon economy and world. However, we posit that this effort can have as large or larger direct impact on reducing fossil fuel usage and CO2 production as any other single technology initiative that we are currently aware of. For LiquidPiston, changing the ICE paradigm doesn't mean extending ICE usage as the mission; rather, it's about driving energy efficiency, CO2 reduction, vehicle electrification and transition to clean renewable fuels -- effectively hastening the sun-setting of traditional ICEs. We view our technology as complementary to electrification, where compact, lightweight onboard generators can efficiently keep batteries charged, with the main propulsion system taking full advantage of what electrical propulsion has to offer (especially with respect to noise, vibration, and efficiency gains through regenerative braking). “Clean” renewable fuels include for example hydrogen and certain biofuels such as those proposed as Sustainable Aviation Fuel (SAF), which markedly reduce the CO2 impact of the given fuel.

Our business objective is to proliferate the adoption of our technology on a global scale as rapidly as possible with a technology licensing and engineering professional services business model while also providing engines in low volumes and selected demonstrator products (i.e., generators) to prime the market. The sale of a mix of products, recurring royalty licenses, and professional services has the potential to generate superior financial returns as engine deployment volume increases in future years.

Principal Products and Services

We are a technology company, not a volume engine manufacturer. We plan to license our technology to partners, while also offering technical engineering consulting services to custom design and develop application-specific engines for our partners and customers, which include engine manufacturers and systems integrators.

Our business model is to design, develop, license, and produce engines, generators, hybrid-electric power solutions, and other fuel energy conversion devices based on our patented technology:

1.	Design of bespoke power solutions for partners/customers, on a Non-Recurring Engineering (NRE) services basis;
2.	License of engine technology to manufacturers, or supply of engines to integrators/OEMs through direct manufacturing, or through manufacturing partnerships and contract manufacturing.
3.	The technology may be scalable up to 1000 HP+, allowing LiquidPiston and our partners to serve markets from lawn and garden equipment to range-extended Electric Vehicles to helicopters.
4.	Continue to innovate the core engine technology platform. LiquidPiston currently has 79 US and international patents granted/pending; a robust innovation pipeline, and a next generation engine lab prototype.
5.	Assemble, test and sell low-medium quantities of engines for customer piloting needs and low to medium volume production requirements. We will use contract manufacturers, parts vendors, and machine shops to supply our in-house assembly and test operation. Hybrid approaches are also possible, whereby LiquidPiston manufactures the engine cores, and provides the cores to engine manufacturers which are then integrated into a full engine.

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Technology

LiquidPiston develops advanced rotary engines based on the Company’s patented thermodynamic cycle and engine architecture, resulting in improved power density. The X-Engine’s two primary moving parts consist of a rotor and an eccentric shaft. Except for ancillary parts such as injectors, fuel pumps, and oil pumps, there are no other moving parts, making the X-Engine extremely simple and elegant.

Our technology and product development builds on over 20 years of prior research and advanced development with more than $30 million (including government- and customer-funded programs) invested. We have an extremely strong intellectual property position with 79 international patents (63 issued or granted, 16 pending) and a rich innovation pipeline.

The result is our X-EngineTM architecture. Compared to piston engines, the rotary X-Engine can be 3-10 times smaller and lighter than a Diesel engine, and up to 2 times more efficient than a small turbine engine. Our X-Engine is also the first rotary engine that can naturally burn heavy fuels (e.g., diesel, jet fuel) using Compression Ignition, which may improve efficiency, as well as significantly easing the logistical burden for military applications, and other applications where Diesel or Jet fuel is more readily available. Initial products will focus on the multi-fuel capability and high power-density of the LPI engine. A pipeline of future innovation and development will complement LPI’s mission to increase fuel efficiency. Higher fuel efficiency reduces the wasted energy typically lost through cooling losses and engine exhaust seen in other engine designs.

The technology can conceivably scale from 1-1000 hp, potentially displacing most engines in use today.

Technology status: We have demonstrated 2 engine prototype platforms (79cc “X Mini” and 750cc “X-4”), and the X-Mini has further been incorporated into pilot and demonstration systems as described below. In 2019 and 2020, we also worked on four customer-funded development programs, starting with feasibility/pilot studies. Three of the funded concept studies involve engines of different power ranges for aviation auxiliary power and UAV propulsion applications.

Technology use proof points achieved to-date:

•	“X-Mini” engine, 26 cc / chamber, Spark Ignited / Multi -fuel (includes diesel, gasoline, kerosene, Jet-A/ JP-8, propane and hydrogen), 2-3kW, air cooled, demonstrated to Technology Readiness Level (TRL) 6;
	o	Inserted into 1.5kW hybrid electric generator, prototype delivered and undergoing field testing by the U.S. Army on the M777 Howitzer
	o	Inserted into a go-kart vehicle demo [video: https://vimeo.com/170502635]
	o	Inserted into a 55lb heavy-fueled UAV [video: https://vimeo.com/366145645]
•	“X-4” engine, 250 cc / chamber, Compression Ignition (Diesel or Jet – A fueled) engine. Demonstrated to TRL 4+, including 30kW (net indicated), high-compression ratio up to 26:l, operation up to 7,000 RPM.

Market and Traction

The market for combustion engines is estimated to be worth over $400 billion annually with many accessible application segments which can benefit from the use of LiquidPiston engine technology. These application market segments include, but are not limited to:

•	Portable ground electric power generation – military, industrial/commercial, and consumer
•	Aviation Auxiliary Power Units (APUs)—fixed wing aircraft, rotorcraft, and large UAVs; military and commercial
•	Direct and hybrid propulsion for UAVs – military and commercial
•	Vehicle range extender units for serial hybrid propulsion – ground, air, and marine vehicles; military and commercial
•	Powered equipment and tools – e.g., lawn and garden, etc.
•	Combined heat and power units – residential and small commercial

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For our initial company-building phase, we are focusing on military and aerospace markets, whose propulsion and power generation segments are low volume, high price and value and are a great fit with LiquidPiston’s value proposition. In subsequent company-building phases, we plan to enter industrial and commercial, marine, urban air mobility, and automotive markets which represent higher volume opportunities and will enable LiquidPiston and our manufacturing partners to scale operations. With our licensing and professional services business model, we will assign teams of engineers to work with our customers/partners to introduce new engine platforms for virtually any segment of the engine market.

The US. military is an initial customer and market for our engines. Beyond being a future customer, the DoD has invested significantly in the technology through various R&D contracts, awarding LiquidPiston contracts to develop and test engines, generators, and hybrid electric power systems for UAVs and Orbs. LiquidPiston is currently engaged with the U.S. Army and Air Force on four Small Business Innovation Research (SBIR) Phase II contracts, as well as a larger development contract with Army Research Labs as well as Army C5ISR. The Company expects to expend a significant portion of this offering’s fundraise on technology and company-building activities which support our current and future Air Force and other DoD contracts for advanced power systems development. Our current customer pipeline, if converted into customer-sponsored development programs which result in those customers commercializing systems using our engines, could support significant revenue growth for LiquidPiston engineering services and technology licenses.

Competitors and Industry

Competitors

There are other early-stage companies seeking to develop combustion engines. Most of them focus on relatively large engines because they are going after the automotive and trucking industry, which is worth hundreds of billions of dollars. But even a very good, proven technology can take about 20 years to be adopted into the general automotive space, which is why we are focusing on other market segments such as generators, auxiliary power supplies and UAV propulsion.

Competitive Advantage

We are currently focused on non-automotive markets requiring much smaller engines, with less development and a shorter design-in cycle. Longer term, we see a lot of room for growth even within the automotive industry as more and more vehicles electrify and evolve to self-driving vehicles. We anticipate that by then, a substantial segment of the automotive market should be looking for lighter vehicles and smaller efficient engines for range-extender applications.

We believe that our rotary engines will be the first major disruption to engine technology in over a century. To our knowledge, we are one of the only companies in the world developing engines based on a disruptive, optimized thermodynamic cycle. Other companies are focused on incrementally improving cycles first commercialized in the late 1800s. When fully developed, our engines are expected to offer size and weight advantages, with potential for significantly increased range and reduced CO2 emissions compared to older piston engine technology. Our technology can also be a key enabler for the broad adoption of electric vehicles. When used in conjunction with electric propulsion in a hybrid configuration, the LiquidPiston engines allow more range for an electric vehicle, while using smaller, lighter, more cost-effective batteries. We are maintaining a sustainable competitive advantage based on our ever-increasing IP (patents and know-how) and being the knowledge base and “clearinghouse” of all learning associated with our core engine technology.

Industry

The global internal combustion engine market is estimated to be greater than $400 billion. About 75% of that is automotive and trucks, which still leaves over $100 billion for other applications. That non-automotive market is where we currently plan to enter – i.e., generators, Unmanned Aerial Vehicle (UAV) direct and hybrid electric propulsion, and aviation and land vehicle auxiliary power units.

Longer-term, LiquidPiston plans to be in the range-extender engine market as the automotive industry increasingly becomes hybrid electric and we achieve a higher manufacturing volume and lower per unit cost point. Our power density will make our engine an ideal fit for that application.

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Intellectual Property

We have applied for 79 international patents, of which 63 have been issued or allowed, and 16 are pending.

Manufacturing and Suppliers

We use different suppliers for parts, machining, and treatment processes. These vendors are mostly US-based. To date, LiquidPiston has been performing all engine assembly and testing in-house. No individual supplier accounted for more than 5% of our expenses in 2019 and 2020, except Century Tool – our largest supplier of prototype hardware. Century tool is a machine shop in Connecticut that offers high quality precision prototype machining services. LiquidPiston has a network of other machine shop suppliers, but frequently used Century Tool which historically has delivered prototype parts within specification and on time. If an alternate supplier is required, it may result in delays or errors in manufacturing and additional quality assurance within LPI that is currently performed by Century Tool itself.

Employees

As of October 11, 2022, the Company has 27 full-time employees including 2 interns, and 1 part-time employee.

Litigation

The Company is not involved in any litigation that is expected to have a material impact on its operations, and its management is not aware of any material pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

The Company’s Property

We do not own real property and are currently leasing our offices in a 16,000 sq. ft industrial facility in Bloomfield, Connecticut.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes included in this Offering Circular. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Circular.

Overview

LiquidPiston, Inc. was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut.

We have incurred losses from operations and have had negative cash flows from operating activities since our inception. The Company's current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities given ongoing expenditures related to the completion of its ongoing research and development activities.

Results of Operations

Year ended December 31, 2021 Compared to Year ended December 31, 2020

The Company generated revenues totaling $2,604,033 and $425,654 for the years 2021 and 2020, respectively. Booked revenue increased in 2021 compared to 2020 because of internal efforts to generate new sources of revenue through government funded contracts. Cost of revenue increased from $277,825 in 2020 to $1,608,633 in 2021. Costs of revenue consist of engineering labor, benefits and payroll tax expenses, material costs and subcontract associated with a contract. Contracts in 2021 did not involve parts and machining, therefore, some costs as a percentage of revenue billing (allowable under contract) decreased in 2021.

Operating expenses consist of research and development costs and general and administrative expenses. Research and development expenses totaled $1,397,016 in 2021 and $2,167,074 in 2020, a decrease of $770,058. As Non-Recurring Engineering (NRE) / development contracts continued to wane in 2021 (largely as a result of COVID-19 impact), and the Company redeployed its workforce to fulfill the newly awarded contracts. General and administrative expense totaled $1,410,192 in 2021 and $1,143,301 in 2020. The increase in general and administrative expense was a result of increased costs specifically in administrative payroll ($122,189), office expenses and facility expenses ($71,254), and travel related costs ($12,426).

The Company expenses in 2021 included a staff of 23, primarily technical employees (mostly engineers, a full time CNC machinist, a technician, an office manager, 3 interns, and Company management including CEO, CTO, SVP of Corporate Development, Chief Engineer, and Project Manager). Expenses include salaries, overhead, and also maintenance of a CNC machine shop and two AC motoring dynamometer test cells. The Company incurs significant expense in machining outsourced parts to support its prototype development efforts.

Other income (expense) declined from income of $257,867 in 2020 to an expense of $6,070. This decrease in income was primarily from $323,507 in PPP loans the Company received in 2020 that did not re-occur in 2021. The Company applied for forgiveness of this loan and on March 24, 2021, the full amount of the loan was forgiven. See “—Liquidity and Capital Resources.”

As a result of the foregoing, our net loss was $1,818,378 in 2021 compared with $2,904,680 in 2020.

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Six Months Ended June 30, 2022 Compared to Six Months Ended June 30, 2021 (unaudited)

The Company generated revenues totaling $3,547,943 and $194,284 for the six months ended June 30, 2022, and 2021, respectively. Booked revenue increased in 2022 compared to 2021 because of new contracts signed with the United States Government at the end of the previous and beginning of the current fiscal years. Cost of revenue increased from $14,994 in 2021 to $2,122,955 in 2022. Costs of revenue consist of engineering labor and parts, machining, and other non-personnel expenditures associated with a contract. Certain contract stages in 2022 were more labor intensive than in 2021, and the number of contracts increased. Therefore, some costs as a percentage of revenue billing (allowable under contract) increased in 2022.

Operating expenses consist of research and development costs and general and administrative expenses. Research and development expenses totaled $2,101,112 in 2022 and $1,342,924 in 2021, an increase of $758,118. As Non-Recurring Engineering (NRE) / development contracts were reduced in 2021 (largely as a result of COVID-19 impact), the Company increased its focus on internal research and development activities. General and administrative expense totaled $667,118 in 2022 and $591,207 in 2021. The increase in general and administrative expense was a result of increased business development costs ($22,000), Legal Fees ($14,000), Travel ($30,000) and other professional fees ($10,000).

Other income increased from $286 in 2021 to $7,141 in 2022. This was primarily due to a grant received in 2022 in the amount of $5,000 and interest income on cash equivalents of $2,141.

As a result of the foregoing, our net loss was $63,989 for the six months ended June 30, 2022, compared to a net loss of $1,756,358 for the six months ended June 30, 2021.

Liquidity and Capital Resources

As of June 30, 2022, the Company had $8,289,448 in cash and cash equivalents on hand.

Historical results and cash flows

For the period ended June 30, 2022, the Company engaged in multiple engineering contracts with the DoD, which generated significant revenues, and accounted for 100% of the Company’s revenue. Aside from these revenue streams, LiquidPiston is relying on sales of equity, including its prior Regulation A Offering, and private placements of equity securities, and the net proceeds of this offering for its continued operations. Government revenue for the six months ended June 30, 2022 was significantly higher than in 2021, as the company was engaged in multiple new DoD contracts, and successfully completed multiple project milestones.

Revenue from government contracts for the year ended December 31, 2021, was higher than in 2020, as new contracts with the DoD and the Army were secured and LiquidPiston successfully met milestone arrangements in the contracts. LiquidPiston continues to seek additional government development funding. The Company, either as a prime contractor or as a subcontractor, was awarded 12 DoD contracts totaling $22.4 million in engineering contract funding between July 1, 2020 and June 30, 2022. The Company booked $127,161.46 in Government R&D contract revenue in 2020 and $2,604,032.53 in 2021, as well as $3,552,943 in the first half of 2022. For 2022 and through the end of 2024, if the Company successfully completes all milestones and deliverables under these contracts, then the Company would expect to book the balance of approximately $16.2 million. These contracts fund R&D efforts, and there is no guarantee that the Company will reach all funding milestones, and may not deliver in the expected time period or at all.

LiquidPiston has proposals currently in review and intends to pursue additional government and private development contracts in the future.

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Equity Issuances

In September 2020, LiquidPiston commenced an offering pursuant to Regulation A under the Securities Act (the “2020 Regulation A Offering”), pursuant to which it offered to sell up to 5,555,550 (on a post Stock Split basis) shares of Common Stock at a price of $4.50 (on a post share split basis) per share for investors who committed their investments by April 1, 2021, and $5.40 (on a post Stock Split basis) per share after April 2, 2021. For the six months ended June 30, 2021, the Company had issued 2,691,000 (on a post Stock Split basis) shares of Common Stock and received net proceeds of $5,432,970 in connection with the 2020 Regulation A Offering. The 2020 Regulation A Offering was terminated in June of 2021.

The Company issued 4,770 (on a post Stock Split basis) shares of Common Stock as employees exercised options. Additionally in January of 2022, the Company issued 9,980 shares (on a post Stock Split basis) of Common Stock and received a final disbursement of $48,915 in connection with its 2020 Regulation A Offering.

Indebtedness

From 2017 to 2019 the Company entered into convertible promissory notes with investors and received gross proceeds of $2,912,446. On September 25, 2020, upon a first closing of the Company’s 2020 Regulation A offering, the financing triggered the automatic conversion of all notes, which resulted in conversion into 152,374 shares of Common Stock (1,523,740 shares post Stock Split).

The Company applied for loans administered by the Small Business Administration (“SBA”) under the Coronavirus Aid, Relief, and Economic Recovery Act of 2020 (“CARES Act”) to assist in maintaining payroll and operations through the period impacted by the COVID-19 pandemic. On May 5, 2020, the Company received a $323,507 Paycheck Protection Program (“PPP”) loan with Westfield Bank. The Company applied for forgiveness of this loan and on March 24, 2021, the full amount of the loan was forgiven.

On June 10, 2020, LiquidPiston, Inc. was approved for and issued a Loan Authorization and Agreement by the SBA for an Economic Injury Disaster Loan (“EIDL”) in the amount of $150,000 to use as working capital to alleviate economic injury sustained due to COVID-19. Repayment began in July 2021 with a 30-year term. Interest will accrue at 3.75% per year and will only accrue on funds actually advanced from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with Company assets.

On January 25, 2021, LiquidPiston entered into an additional PPP loan in the amount of $284,279, under the second draw of the PPP. The Company applied for forgiveness of this loan and on May 18, 2022 the full amount of the loan was forgiven.

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Trend Information

The key trends that could materially affect LiquidPiston’s long-term business prospects involve electrification and increased global adoption of renewable energy sources.

With respect to the worldwide focus on electrification, we recognize and support the imperative to electrify as many vehicles (land, air, and marine) as quickly as possible as makes economic, environmental, and functional sense. The fact is that fossil fuel has approximately 50 times the energy density of today's best batteries so the battery maturation curve will take many decades to even get close. Also, the energy balance and CO2 production associated with mining and processing of raw materials and production of batteries is not inconsiderable and affects the well/earth to scrap/recycle CO2 breakeven time for a car especially if the source of electrons is coal, oil, or gas (i.e., non-renewables). Getting to renewables as the major source of electricity will also take a very long time.

So, for this indefinite period of time (many decades), we believe that fossil fuels are going to be used for a major percentage of transportation vehicles, and Hybrid Electric Vehicles (“HEVs)” are forecasted to be a significant share of electrified vehicles even as several countries are putting in place mandates to force this to happen.1

If one accepts that HEVs will be the fastest growing component in vehicle propulsion technology due to driving, charging infrastructure, cost, and other realities, this presents an opportunity for LiquidPiston in fitting a niche to provide efficient, multi-fuel, power-dense internal combustion engines to enable such future HEVs. In addition, fossil fuel-based propulsion and power generation is likely to remain dominant not just in the United States, but also in many developing countries for a long time due to infrastructure and economic constraints. LiquidPiston’s technology provides an opportunity to field a smaller, more efficient ICE which is proven to be able to use diesel and gasoline as well as other fuels and can likely be adapted to work on natural gas and other fuels, including low-carbon fuels, positioning LiquidPiston to be a key technology provider anywhere that lightweight efficient engines are useful.

Outside of automotive transportation, there are major industry and government initiatives underway to develop new generations of electric and hybrid electric aircraft. It appears that many military and high-endurance commercial drones will need to go the HEV route because fuels are more energy-dense than batteries. Urban Air Mobility (“sky cabs”) is an emerging new category of urban area transportation vehicles with numerous startups and established aviation and automotive players investing to develop potentially viable solutions with the goal of services being commercially available in some metropolitan areas during this decade. The expectation is there will be some short haul all electric city “sky cabs” but the serious players for variable range to regional aircraft will be hybrid electric for range and safety reasons. If an ICE can come close to small turbine power density and is 3- 4 times more efficient, why not drive the usage of the more efficient technology, thereby saving fuel costs and reducing CO2 in the process? With respect larger aircraft, as mentioned above, we are pursuing opportunities for our technology to enable much more efficient on-board auxiliary power which reduces overall fuel consumption and if used as an in-flight supplemental power unit can enable optimization of the main engines (i.e., smaller, less fuel because they are not supplying needs such as auxiliary power or air conditioning). Hybrid electric propulsion is going to an enabling and enduring aspect of aviation electrification.

We anticipate that hybrid electric power generation configurations will become prevalent in many applications because it will make economic and environmental sense. Consider, for example, hybrid electric portable generators (hybrid in the sense that the engine and generator charge a battery which then powers the electronics of whatever system is being powered). LiquidPiston’s engine technology enables manufacturers to produce smaller and more efficient generators and other hybrid power systems.

__________

1 See https://www.jpmorgan.com/global/research/electric-vehicles

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There are some other energy-related trends and country policy decisions which can positively impact customer demand for LiquidPiston-powered products and systems:

•	The potential increased use of Compressed Natural Gas (“CNG”), hydrogen, and selected bio-fuels as low carbon fuels. We have demonstrated the use of hydrogen to power a go-kart vehicle demonstrator, as well as propane gaseous fuel, but have yet to test CNG specifically. We believe, however, that given the design of our combustion chambers and combustion process, there is no reason that we can't efficiently burn CNG as well as other gaseous fuels. We also believe that liquid biofuels such as Sustainable Aviation Fuel (SAF) will work well with the X-Engine architecture, although we have yet to test them. There is a reasonably strong market and government policy push towards more use of CNG, hydrogen and other low carbon fuels for numerous applications, including efficient HEV propulsion for medium to long-haul trucking as one example. Overall, the market transition to greater use of low-carbon fuels represents a market opportunity for LiquidPiston.

•	The growing public concern and government policies directed at mitigating and reducing Greenhouse Gas GHG) emissions are expected to result in more stringent emissions certification standards and impact purchase decisions for fossil fuel energy conversion technologies. The impact from dramatically more efficient ICEs can be enormous with widespread adoption of those more efficient ICEs. Transportation contributes at least 15% of global CO2 production from fossil fuel usage, approximately 29% in the US. Out of the approximately 38 Gigatonnes of fossil fuel CO2 produced annually, at least 6 Gigatonnes are due to transportation. If LiquidPiston's technology replaced all legacy ICEs used in transportation, we would see a reduction of ~ 2 Gigatonnes of CO2 (which is a 5%+ reduction in global CO2 produced). The CO2 reduction will be greater when you add in distributed power generation, pumps/compressors, powered garden tools, etc. We are not projecting that LiquidPiston’s technology will replace all legacy ICEs, however we do believe that the potential CO2 and other GHG reduction from the use of more efficient ICEs will be a positive factor for LiquidPiston’s marketing and sales efforts going forward.

Finally, with respect to the ramp up of renewable energy sources such as solar and wind, we agree that government policies and technology scale economics will result in a steady increase in renewable’s share of electric power generation, with great disparities between countries and regions. For the electric power generated this way to charge vehicle and other batteries, transmission line capacity and cost-effective grid-scale storage have to be deployed which is a slow, capital-intensive process. The vehicle electrification efficacy of electric energy regardless of source is still limited by the battery vs fuel energy density realities described above. Distributed renewable energy sources will in some instances eliminate or reduce the need for portable gensets which is one of our target application markets; however, fuel-powered gensets will still be required for portable/mobile and temporary applications and locations, as well as locations with limited grid connection or without the resources to build a local renewable electric energy infrastructure.

COVID-19

The extent to which COVID-19 affects our financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and our business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

COVID-19 has resulted in cancellation or postponement of various conferences and business meetings. Business travel has greatly reduced resulting in fewer in-person meetings with current and potential customers. The Company has adapted by using virtual meeting and conferencing tools, but the pandemic may slow business development as well as suppliers. We note also that many of our suppliers have experienced shutdowns, delays, and other supply chain impacts that propagate through the industry and have and may continue to impact our development.

As a result of the pandemic, certain macro-economic trends that are worthy to note include inflation, which was higher than normal at 8.3% for 2022, and a general shortage in the labor market, which will make hiring a challenge. These are challenges that all companies are faced to different degrees, and the Company is taking steps to mitigate. In 2022 and 2023 we intend to increase our social media presence and bring on recruiting and public relations specialists to assist in Company recruiting.

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DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

The Company’s officers and directors are as follows. The Company does not currently employ any “significant employees” as defined by the Commission.

Name	Position	Age	Term of Office	Approximate hours per week
Executive Officers:
Alexander Shkolnik	Co-Founder, President, Treasurer, Secretary	41	January 15, 2011 (1)	Full-time/40 hours
Nikolay Shkolnik	Co-Founder and Vice President	69	June 21, 2004	Full-time/40 hours
Per Suneby	SVP of Corporate Development	72	May 4, 2016 (2)	Part-time/20 hours
Directors:
Alexander Shkolnik	Director	41	June 21, 2004
Nikolay Shkolnik	Director	69	June 21, 2004
Per Suneby	Director	72	March 1, 2016

________________

(1)	Date on which Alexander Shkolnik became the full-time CEO of the Company. Alexander was a co-founder of the Company in 2004 and worked part-time until 2011.
(2)	Date on which Per Suneby assumed the SVP role in the Company. Per has been intermittently involved in LiquidPiston since 2008 in various capacities, including as a Board member and advisor.

Alexander Shkolnik, CEO, President and Director

Alexander Shkolnik cofounded LiquidPiston in 2004, and has been the CEO and President of the Company since 2011. He has managed teams of engineers in both academic and startup environments. He is co-inventor of the X-Engine, and as CEO he is responsible for business partnerships and setting the strategic direction of the Company. He has 26 publications, and 37 issued / 11 pending patents. Prior to joining the Company, Alexander was a Postdoctoral Research Scientist at the Massachusetts Institute of Technology (MIT) (2010-2011), and prior to that he was a Research Assistant at MIT in the Robot Locomotion Group, part of the Computer Science and Artificial Intelligence Lab (CSAIL) at MIT. Alexander was a National Science Foundation (NSF) Graduate Research Fellow (2003-2006), and an NSF/JSPS EAPSI fellow (2007). He holds BS and MS degrees in Computer Science and Mathematics, as well as a BS in Neuroscience and Behavioral Biology from Emory University. He conducted his Master’s thesis research at the NeuroEngineering lab at Georgia Tech (joint program with Emory). He also holds a PhD in Computer Science/Artificial Intelligence from MIT. Alexander is the son of Nikolay Shkolnik.

Nikolay Shkolnik, CTO, Vice President and Director

Nikolay Shkolnik co-founded LiquidPiston in 2004 and has been its CTO and Vice President of Research and Development. Nikolay leads the innovation group within LiquidPiston, and helps set technical direction, and also manages the Company’s patent portfolio. He is an experienced clean energy program manager and innovator, with expertise in leading engineering and scientific teams toward the solutions of complex technical problems. Prior to LiquidPiston, Nikolay worked as the Clean Energy Program Director from 2001 until 2006 at GEN3, a Company that teaches and practices TRIZ (Russian acronym for “Theory of Inventive Problem Solving”). At GEN3, Nikolay helped companies solve challenging engineering problems using the TRIZ methodology, a systematic approach to innovation. Prior to GEN3, Nikolay was a Senior Engineer in the Value Analysis group of Milton Bradley. He also operated two startups, Quest Systems and EosSystems from 1986-1992. Prior to that, he was a Sr. Nuclear Physicist at ABB/Combustion Engineering, 1983-1986. He holds patents in a variety of fields focusing on clean energy, including super-capacitors, fuel cells, and engines. He was awarded the Motorola award for Creativity. He completed coursework towards a degree in Thermodynamics from Kiev Politech Institute before moving to the United States, then finished his studies obtaining an MS and PhD in Physics from University of Connecticut. Nikolay is the father of Alexander Shkolnik.

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Per Suneby, Senior VP of Corporate Development and Director

Per Suneby joined the Company in 2016 on a half-time basis as Senior Vice President in charge of Corporate Development. Since 2018, he also serves as part-time SVP of Corporate Development and as a director of Statum Systems, Inc. a company that develops secure messaging services solutions for the health care industry. Per is also the co-founder (in 2015) and Managing Director of Sternhill Associates, a company that provides management consulting and advisory services to young innovation companies. Previously, he was an Entrepreneur-in-Residence and Venture Partner with Flagship Ventures. He was a founding Clean Energy Fellow in 2008, sponsored by the Northeast Clean Energy Council to be immersed in clean energy technologies and government/industry dynamics in order to bring experienced startup executives into the emerging Northeast clean energy cluster. He has a BASc degree in electrical engineering from the University of British Columbia and an MBA from Harvard University.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For the fiscal year ended December 31, 2021, we compensated our three highest paid executive officers and directors as follows:

Name	Capacities in which compensation was received	Cash compensation ($)		Other compensation ($)	Total compensation ($)
Alexander Shkolnik	CEO/President	$220,304.16	(1)	$0	$220,304.16

Nikolay Shkolnik	CTO/Vice President	$222,415.86	(1)	$0	$222,415.86

Per Suneby	SVP of Corporate Development, Director	$159,000.00		$0	$159,000.00

(1)	Cash compensation for Alexander Shkolnik and Nikolay Shkolnik includes salary, Company contribution to their 401(k) retirement accounts, and Company contribution to their flexible spending accounts.

For the fiscal year ended December 31, 2021, we did not pay our directors any cash compensation for their board representation. Per Suneby receives stock options -in addition to cash compensation for his role as SVP- as an officer and as a Board Director. In 2021 Mr. Suneby was vesting options to purchase approximately 2,040 shares of stock each month. In 2022, our board approved increasing Alexander Shkolnik’s salary to $300,000 and Nikolay Shkolnik’s salary to $275,000, effective May 6, 2022.

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SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS

The following table sets out, as of the date of this Offering Circular, the securities of the Company that are owned by executive officers and directors, and other persons holding more than 10% of each class of the Company’s voting securities, or having the right to acquire those securities.

Title of class	Name and address of beneficial owner (1)	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common(2)	Alexander Shkolnik	8,118,050	5,416,330 (3)	81.86%
Common	Nikolay Shkolnik	1,371,400	0	8.30%
Common	All executive officers and directors as a group (3 people in group)	9,489,450	5,416,330 (3)	90.16%
Series Seed-1 Preferred	Colle Capital Partners I LP	24,337		27.73%
Series Seed-1 Preferred	David Cohen	48,675		55.47%
Series Seed-1 Preferred	Henry Zachs	9,739		11.10%
Series Seed-1 Preferred	All executive officers and directors as a group (3 people in group)	0	0	0

__________________

(1)	The address for all beneficial owners is 1292a Blue Hills Avenue, Bloomfield, CT 06002
(2)	Alexander is the founder and CEO of LiquidPiston. 2,500,000 shares are held by the Lauren E. Shkolnik Irrevocable Trust-2020 for the benefit of Alexander Shkolnik and his descendants. Lauren is Alexander’s wife. An additional 2,500,000 shares are held by the Alexander Shkolnik Irrevocable Trust-2020, where Lauren and Alexander’s descendants are beneficiaries. Alexander has the ability to remove and name a trustee of this trust. 1,303,750 shares are held by the Valentina Shkolnik Irrevocable Trust-2020 for the benefit of Nikolay Shkolnik and his descendants, including Alexander Shkolnik. Valentina is Nikolay’s wife, and Alexander is his son. Nikolay is the founder and CTO / VP of Engineering of LiquidPiston, An additional 1,814,300 shares are held by the Nikolay Shkolnik Irrevocable Trust-2020, where Valentina, and Nikolay’s descendants, are beneficiaries. Alexander Shkolnik is the voting trustee on behalf of LiquidPiston’s shares in both of these trusts.
(3)	Represents shares issued in Regulation Crowdfunding, Regulation D and Regulation A offerings in which the investors granted Alexander Shkolnik, as CEO of the Company, an irrevocable proxy to vote their shares.

INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS

We have not entered into any transactions in which the management or related persons have an interest in outside of the ordinary course of our operations.

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SECURITIES BEING OFFERED

General

The Company and selling stockholders are offering up to 3,450,000 shares of Common Stock, including up to 450,000 Bonus Shares. The following description summarizes important terms of the Company's capital stock. This summary does not purport to be complete and is qualified in its entirety by the provisions of the form of Amended and Restated Certificate of Incorporation, which has been approved by the Company’s board of directors, subject to the approval of its stockholders, and the Company’s Bylaws, copies of which have been filed as exhibits 2.1 and 2.2 to the Offering Statement of which this Offering Circular is a part.

On March 9, 2022, the Company effected the Stock Split. All options, warrants, and issued shares of Common Stock were updated accordingly, and the Company’s shares of Preferred Stock are now convertible to 10 shares of Common Stock.

For a complete description of LiquidPiston’s capital stock, you should refer to the form of its Amended and Restated Certificate of Incorporation and Bylaws, and applicable provisions of the Delaware General Corporation Law.

The authorized capital stock of the Company consists of two classes designated, respectively, Common Stock, $0.0001 par value per share, and Preferred Stock, $0.0001 par value per share. The authorized capital stock consists of 25,000,000 shares of Common Stock and 200,000 shares of Preferred Stock, of which 87,752 are designated as “Series Seed-1 Preferred Stock”, convertible at a 10:1 ratio into Common Stock, and 111,895 are undesignated Preferred Stock. As of the date of this Offering Circular the outstanding capital stock included 16,445,040 shares of Common Stock and 87,752 shares of Series Seed-1 Preferred Stock, and the total number of shares subject to awards under the 2016 Stock Plan was 1,361,580.

Common Stock

The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock.

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds.

Voting Rights; Proxy

Common stockholders are entitled to one vote for each share of Common Stock held at all meetings of stockholders. The subscription agreement that investors will execute in connection with this offering grants an irrevocable proxy to the Company’s CEO to (i) vote all securities held of record by the investor (including any shares of the Company’s capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO’s complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investors party to the subscription agreement must agree to be bound by the terms of the proxy. The proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock. The CEO was granted a similar proxy over an additional 5,433,052 shares of Common Stock issued previously.

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Right to Receive Liquidation Distributions

Common stockholders are entitled to liquidation payments after holders of the Preferred Stock have been paid in full from any remaining available proceeds. Any payments shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares held by each such holder.

Restrictions on Transfer

The subscription agreement that investors will execute in connection with this offering contains a “market stand-off” provision in the event of a proposed public offering. During the period, not to exceed 180 days, commencing on the effective date of a registration statement relating to the IPO and ending on the date specified by the Company and the managing underwriter of the IPO, investors agree not to transfer any shares of Common Stock, or other securities of the Company held by the investor, or securities convertible or exercisable or exchangeable for Common Stock without the prior written consent of the managing underwriter. Investors agree to execute any agreements as may be reasonably requested by the underwriters of the IPO to affect the market stand-off.

Preferred Stock

Though we currently have no plans to issue any additional shares of Preferred Stock, upon the initial closing of this offering and the filing of our Amended and Restated Certificate of Incorporation, our board of directors will have the authority, without further action by our stockholders, to designate and issue up to 111,895 shares of Preferred Stock in one or more series. Our board of directors may also designate the rights, preferences and privileges of the holders of each such series of Preferred Stock, any or all of which may be greater than or senior to those granted to the holders of Common Stock. Though the actual effect of any such issuance on the rights of the holders of Common Stock will not be known until such time as our board of directors determines the specific rights of the holders of Preferred Stock, the potential effects of such an issuance include:

•	diluting the voting power of the holders of common stock; reducing the likelihood that holders of common stock will receive dividend payments;
•	reducing the likelihood that holders of common stock will receive payments in the event of our liquidation, dissolution, or winding up; and
•	delaying, deterring, or preventing a change-in-control or other corporate takeover.

Series Seed-1 Preferred Stock

87,752 shares of the authorized Preferred Stock of the Company were designated "Series Seed-1 Preferred Stock". The "Series Seed-1 Original Issue Price" means $12.07 per share, subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series Seed-1 Preferred Stock. Series Seed-1 is convertible into 10 shares of common stock, as described below.

Dividend Rights

The Company shall not declare, pay or set aside any dividends on shares of any other class or series of capital stock (other than dividends on shares of Common Stock payable in shares of Common Stock) unless the holders of each series of Preferred Stock then outstanding shall first receive, or simultaneously receive, a dividend on each outstanding share of such series of Preferred Stock as calculated in the Company’s Amended and Restated Certificate of Incorporation.

Voting Rights

Each holder of outstanding shares of Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Holders of Preferred Stock shall vote together with the holders of Common Stock as a single class and on an as-converted to Common Stock basis.

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Conversion Rights

Shares of Preferred Stock will be convertible, at the option of the holder, at any time, into fully paid and nonassessable shares of the Company’s Common Stock at the then-applicable conversion rate. Initially, the conversion rate for each share of Preferred Stock was one share of Common Stock per share of Preferred Stock. The conversion rate is subject to adjustment in the event of stock splits, reverse stock splits or the issuance of a dividend or other distribution payable in additional shares of Common Stock. As a result of the Stock Split, each share of Preferred Stock is convertible into 10 shares of Common Stock.

Additionally, each share of Preferred Stock will automatically convert into common stock immediately prior to the closing of a firm commitment underwritten public offering, registered under the Securities Act or upon the affirmative election of the holders of a majority of the outstanding shares of Preferred Stock, voting as a single class and on an as-converted basis. The shares will convert in the same manner as a voluntary conversion.

Right to Receive Liquidation Distributions

In the event of a liquidation, dissolution or winding up of the Company, whether voluntary or involuntary, or certain other events (each a “Deemed Liquidation Event”) such as the sale or merger of the Company, as further set forth in the Amended and Restated Certificate of Incorporation, all holders of Preferred Stock will be entitled to a liquidation preference that is senior to holders of the Common Stock. Holders of Preferred Stock will receive a liquidation preference equal to the greater of (a) an amount for each share equal to the Applicable Original Issue Price for such share, adjusted for any stock dividends, combinations, splits, recapitalizations and the like (the “liquidation preference”) plus any declared but unpaid dividends with respect to such shares or (b)  such amount per share as would have been payable had all shares of Preferred Stock been converted into Common Stock immediately prior to such liquidation, dissolution or winding up or Deemed Liquidation Event. Initially, the liquidation preferences for each share of Series Seed-1 Preferred Stock is the Series Seed-1 Original Issue Price. As a result of the Stock Split each share of Preferred Stock is convertible into 10 shares of Common Stock.

If, upon such liquidation, dissolution, or winding up or Deemed Liquidation Event, the assets (or the consideration received in a transaction) that are distributable to the holders of Preferred Stock are insufficient to permit the payment to such holders of the full amount of their respective liquidation preference, then all of such funds will be distributed ratably among the holders of the Preferred Stock in proportion to the full amounts to which they would otherwise be entitled to receive.

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PLAN OF DISTRIBUTION AND SELLING SECURITYHOLDERS

Plan of Distribution

The Company is offering up to 3,000,000 shares of Common Stock (not including Bonus Shares), as described in this Offering Circular on a best efforts basis.

The minimum investment in this offering is 100 shares of Common Stock, or $1,000, plus the Investor Processing Fees of $30 and 2.5% of the investment.

Commissions and Discounts

The following table shows the maximum discounts, commissions and fees payable to DealMaker Securities LLC (the “Broker”) and its affiliates, as well as certain other fees, in connection with this offering by the Company and the selling stockholders, assuming a fully subscribed offering. The table below does not reflect Investor processing fees payable by investors to the Company, which will offset some of these fees. Actual fees are anticipated to be lower than the maximum shown below.

	Per Share	Total
Public offering price	$10.00	$30,000,000.00
Anticipated broker and affiliate commissions and fees	$0.60	$1,800,000.00

Proceeds, before other expenses	$9.40	$28,200,000.00

Other Terms

DealMaker Securities, LLC (the “Broker”), a broker-dealer registered with the Commission and a member of FINRA, has been engaged to provide the administrative and compliance related functions in connection with this offering, and as broker-dealer of record, but not for underwriting or placement agent services:

The aggregate fees payable to the Broker and its affiliates are described below.

a.)       Administrative and Compliance Related Functions

DealMaker Securities, LLC will provide administrative and compliance related functions in connection with this offering, including:

•	Reviewing investor information, including identity verification, performing Anti-Money Laundering (“AML”) and other compliance background checks, and providing the Company with information on an investor in order for the Company to determine whether to accept such investor into the offering;
•	If necessary, discussions with us regarding additional information or clarification on a Company-invited investor;
•	Coordinating with third party agents and vendors in connection with performance of services;
•	Reviewing each investor’s subscription agreement to confirm such investor’s participation in the offering and provide a recommendation to us whether or not to accept the subscription agreement for the investor’s participation;
•	Contacting and/or notifying us, if needed, to gather additional information or clarification on an investor;
•	Providing a dedicated account manager;

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•	Providing ongoing advice to us on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements;
•	Reviewing and performing due diligence on the Company and the Company’s management and principals and consulting with the Company regarding same;
•	Consulting with the Company on best business practices regarding this raise in light of current market conditions and prior self-directed capital raises;
•	Providing white labelled platform customization to capture investor acquisition through the Broker’s platform’s analytic and communication tools;
•	Consulting with the Company on question customization for investor questionnaire;
•	Consulting with the Company on selection of webhosting services;
•	Consulting with the Company on completing template for the offering campaign page;
•	Advising us on compliance of marketing materials and other communications with the public with applicable legal standards and requirements;
•	Providing advice to the Company on preparation and completion of this Offering Circular;
•	Advising the Company on how to configure our website for the offering working with prospective investors;
•	Providing extensive review, training and advice to the Company and Company personnel on how to configure and use the electronic platform for the offering powered by Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of the Broker;
•	Assisting the Company in the preparation of state, Commission and FINRA filings related to the Offering; and
•	Working with Company personnel and counsel in providing information to the extent necessary.

Such services shall not include providing any investment advice or any investment recommendations to any investor.

For these services, we have agreed to pay Broker:

•	A one-time $35,000 advance against accountable expenses for the provision of compliance consulting services and
•	A cash commission equal to one percent (1%) of the amount raised in the offering.

b)       Technology Services

The Company has also engaged Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of Broker, to create and maintain the online subscription processing platform for the offering.

After the qualification by the Commission of the Offering Statement of which this Offering Circular is a part, this offering will be conducted using the online subscription processing platform of DealMaker through our website at https://invest.liquidpiston.com, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price through a third party processor by ACH debit transfer or wire transfer or credit card to an account we designate. There is no escrow established for this offering. We will hold closings upon the receipt of investors’ subscriptions and our acceptance of such subscriptions.

For these services, we have agreed to pay DealMaker:

•	A monthly platform hosting and maintenance fee of $2,000;
•	Various usage fees described in the DealMaker Securities Order Form, including $10 per electronic subscription package completed and $10 per funded investor; and
•	Payment processing expenses, which are expected to be approximately three percent (3%) of the offering proceeds and Investor Fee proceeds.

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c)        Marketing and Advisory Services

The Company has also engaged DealMaker Reach, LLC (“Reach”), an affiliate of Broker, for certain marketing advisory and consulting services. Reach will consult and advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing the Company’s campaign page to track investor progress, and advise on strategic planning, implementation, and execution of Company’s capital raise marketing budget.

For these services, we have agreed to pay Reach:

•	A monthly fee of $10,000 in cash up to a maximum of $120,000

The Administrative and Compliance fees, the Technology Services Fees, and the Marketing and Advisory Services described above in a.), b.) and c.), will, in aggregate, not exceed the following maximums set forth below:

If the Total Offering Amount is	Maximum Compensation to Broker and affiliates would be (As % of Total Offering Amount)
Up to $7,500,000	8.5%
Between $7,500,001 and $15,000,000	7.5%
Between $15,000,001 and $30,000,000 (maximum)	6%

Investor Fee

Investors will be required to pay an Investor Fee to the Company to help offset transaction costs equal to $30 plus 2.5% at the time of the subscription. A portion of this fee is paid to DealMaker, an affiliate of the Broker, in the form of payment processing expenses, which are expected to be approximately three percent (3%) of the proceeds. These expenses are included in the maximum compensation set forth in the table above.

Bonus Shares; Discounted Price for Certain Investors

“Bonus Shares” are additional shares of Common Stock that are issued to investors purchasing shares in this offering for no additional monetary compensation, therefore those investors are effectively receiving a discount on the shares of Common Stock they purchase. Bonus Shares have identical rights, privileges, preferences as well as restrictions to the shares of Common Stock purchased. The Investor Processing Fee will be assessed on the full share price of $10.00, and not the effective, post bonus, price, but will not charge any fee on the bonus shares. The Company will absorb the cost of the issuance of the Bonus Shares; to the extent any are issued, it will reduce the proceeds that the Company and selling stockholders may receive. Of the 450,000 Bonus Shares available in this offering, 337,500 are being sold by the Company and 112,500 are being sold by the selling stockholders.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Shares, and will not receive any compensation related to the Bonus Shares.

Volume Perks

Certain investors in this offering are eligible to receive additional shares of Common Stock (effectively a discount) for their shares purchased (“Bonus Shares”) equal to 5%, 7.5%, 10%, or 15% of the shares they purchase, depending upon the investment level of such investors. See “—Perks” below. Fractional shares will not be distributed and Bonus Shares will be determined by rounding down to the nearest whole share. Investors in the highest bracket of these Bonus Shares will pay an effective price of approximately $8.70 per share before the Investor Processing Fee, a discount of approximately 13%.

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Indicated interest in this offering

Subscription Procedures

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase the Common Stock. The Company may close on investments on a “rolling” basis (so not all investors will receive their shares on the same date). Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only, and checks will not be accepted. Investors will subscribe via the Company’s website and investor funds will be processed via DealMaker’s integrated payment solutions. Funds will be held in the Company’s payment processor account until the Broker has reviewed the proposed subscription, and the Company has accepted the subscription. Funds released to the Company’s bank account will be net funds (investment less payment for processing fees and a holdback equivalent to 5% for 90 days).

The Company will be responsible for payment processing fees. Upon each closing, funds tendered by investors will be made available to the Company and the selling stockholders for their use.

In order to invest, you will be required to subscribe to the offering via the Company’s website integrating DealMaker’s technology and agree to the terms of the offering, Subscription Agreement, and any other relevant exhibit attached thereto.

Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an “accredited investor” as defined under securities law, the investor is investing an amount that does not exceed the greater of 10% of his or her annual income or 10% of their net worth (excluding the investor’s principal residence).

Any potential investor will have ample time to review the subscription agreement, along with their counsel, prior to making any final investment decision. Broker will review all subscription agreements completed by the investor. After Broker has completed its review of a subscription agreement for an investment in the Company, and the Company has elected to accept the investor into the offering, the funds may be released to the Company.

The Company maintains the right to accept or reject subscriptions in whole or in part, for any reason or for no reason, including, but not limited to, in the event that an investor fails to provide all necessary information, even after further requests from the Company, in the event an investor fails to provide requested follow up information to complete background checks or fails background checks, and in the event the Company receives oversubscriptions in excess of the maximum offering amount.

In the interest of allowing interested investors as much time as possible to complete the paperwork associated with a subscription, the Company has not set a maximum period of time to decide whether to accept or reject a subscription. If a subscription is rejected, funds will not be accepted by wire transfer or ACH, and payments made by debit card or credit card will be returned to subscribers within 30 days of such rejection without deduction or interest.

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DealMaker Securities LLC (the “Broker”) has not investigated the desirability or advisability of investment in the Common Stock, nor approved, endorsed or passed upon the merits of purchasing the Common Stock. Broker is not participating as an underwriter and under no circumstance will it recommend the Company’s securities or provide investment advice to any prospective investor, or make any securities recommendations to investors. Broker is not distributing any offering circulars or making any oral representations concerning this Offering Circular or this offering. Based upon Broker’s anticipated limited role in this offering, it has not and will not conduct extensive due diligence of this offering and no investor should rely on the involvement of Broker in this offering as any basis for a belief that it has done extensive due diligence. Broker does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the Company. All inquiries regarding this offering should be made directly to the Company.

KoreTransfer Integral Transfer Agency USA Inc. will serve as transfer agent to maintain stockholder information on a book-entry basis. We will not issue shares in physical or paper form. Instead, our shares will be recorded and maintained on our stockholder register.

In the event that it takes some time for the Company to raise funds in this offering, the Company will rely on income from sales, funds raised in any offerings from accredited investors.

Provisions of Note in Our Subscription Agreement

Restrictions on Transfer

The subscription agreement contains a “market stand-off” provision in the event of a proposed public offering. During the period, not to exceed 180 days, commencing on the effective date of a registration statement relating to the initial public offering IPO and ending on the date specified by the Company and the managing underwriter of the IPO, investors agree not to transfer any shares of Common Stock, or other securities of the Company held by the investor, or securities convertible or exercisable or exchangeable for Common Stock without the prior written consent of the managing underwriter. Investors agree to execute any agreements as may be reasonably requested by the underwriters of the IPO to affect the market stand-off.

Proxy

The subscription agreement grants an irrevocable proxy to the Company’s CEO to (i) vote all securities held of record by the investor (including any shares of the Company’s capital stock that the investor may acquire in the future), (ii) give and receive notices and communications, (iii) execute any written consent, instrument or document that the CEO determines is necessary or appropriate at the CEO’s complete discretion, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy will survive the death, incompetency and disability of an individual investor and, if an investor is an entity, will survive the merger or reorganization of the investor or any other entity holding the shares of Common Stock. The proxy will also be binding upon the heirs, estate, executors, personal representatives, successors and assigns of an investor (including any transferee of the investor). Any transferee of the investors party to the subscription agreement must agree to be bound by the terms of the proxy. The proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Exchange Act covering the Common Stock.

Forum Selection Provisions.

The subscription agreement provides that the Court of Chancery in the State of Delaware is the exclusive forum for all actions or proceedings relating to the subscription agreement. However, this exclusive forum provision does not apply to actions arising under the federal securities laws.

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Inspection Rights

The subscription agreement provides a waiver for inspection rights granted under Delaware law. Delaware law specifies that stockholders have the right to inspect and to make copies and extracts from, the Company’s stock ledger, a list of its stockholders, and its other books and records, and the books and records of subsidiaries of the Company, if any.  Delaware law specifies the circumstances and manner that these rights can be exercised, including requiring that the stockholder must provide under oath a proper purpose for the exercises of these rights. This waiver will be in effect until the initial sale of the Company's securities in any future IPO.

Selling Stockholders

Certain stockholders of the Company intend to sell up to 750,000 shares of Common Stock in this offering, plus up to 112,500 Bonus Shares or up to $7,500,000 in gross proceeds. The gross proceeds raised in this offering will be split as follows: 25% to the selling stockholders (on a pro-rata basis) and 75% to the Company.

Selling stockholders will participate on a pro rata basis, which means that a stockholder will be able to sell its Pro Rata Portion of the shares that the stockholder is offering (as set forth in the table below) of the number of securities being issued to investors. For example, if the Company holds a closing for $1 million in gross proceeds, the Company will issue shares and receive gross proceeds of $750,000 while each of the selling stockholders will receive their Pro Rata Portion of the remaining $250,000 in gross proceeds and will transfer their shares to investors in this offering. Selling stockholders will not offer fractional shares and the shares represented by a stockholder’s Pro Rata Portion will be determined by rounding down to the nearest whole share.

After qualification of the Offering Statement, the selling stockholders will enter into an irrevocable power of attorney (“POA”) with the Company and the CEO, as attorney-in-fact, in which they direct the Company and the attorney-in-fact to take the actions necessary in connection with the offering and sale of their shares. A form of the POA is filed as an exhibit to the Offering Statement of which this Offering Circular forms a part. Selling stockholders who hold shares of the Company’s Series Seed-1 Preferred Stock will convert their shares into shares of Common Stock immediately before participating in any closing. Selling stockholders who hold vested options for the purchase of Common Stock will exercise their options and pay for their shares before participating in any closing.

Selling Stockholder	Shares owned prior to Offering	Shares offered by selling securityholder (1)	Potential Bonus Shares	Shares owned after the Offering (1)	Stockholder's Pro Rata Portion (3)
Nikolay Shkolnik (4)	4,489,450	317,367	47,605	4,124,478	42.316%
Alexander Shkolnik (5)	5,000,000	354,867	53,230	4,591,903	47.316%
Colle Capital (2)	243,370	15,922	2,388	225,060	2.123%
David Cohen (2)	486,750	31,844	4,777	450,129	4.246%
Per Suneby (6)	201,870	30,000	4,500	167,370	4.000%

TOTAL (7)	10,421,440	750,000	112,500	9,558,940	100.00%

________________

(1)	Assumes maximum number of shares are sold in this offering and maximum number of Bonus Shares are issued.
(2)	Represents shares of Common Stock issuable upon conversion of Series Seed-1 Preferred Stock on a 1-for-1 basis.
(3)	“Pro Rata Portion” represents that portion that a stockholder may sell in the offering expressed as a percentage where the numerator is the amount offered by the stockholder divided by the total number of shares offered by all selling stockholders.
(4)	Nikolay Shkolnik is a trustee and beneficiary of the Valentina Shkolnik Irrevocable Trust-2020. Alexander Shkolnik (CEO) is co-trustee and secondary beneficiary.
(5)	Alexander Shkolnik is a trustee and beneficiary of the Lauren Shkolnik Irrevocable Trust-2020.
(6)	Represents shares of Common Stock issuable upon exercise of vested options, including payment for such shares of Common Stock prior to any closing.
(7)	The total number of shares owned by the selling stockholders prior to this offering represents 60% of the Company’s capital stock, on a fully diluted basis, assuming all options are exercised and shares of Preferred Stock are converted to Common Stock.

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Perks

At stepped investment levels, the Company plans to offer the following benefits at various levels of investment:

Minimum Dollar Investment	Rewards
$2,000	T-shirt*
$5,000	T-shirt* plus 5% Bonus Shares
$10,000	T-shirt* plus 7.5% Bonus Shares
$25,000	T-shirt* plus 10% Bonus Shares
$50,000	T-shirt* plus 15% Bonus Shares

* Shipping is free within the continental United States, other investors will be asked to pay shipping. Approximate market value is $10.

The anticipated total cost of the rewards that may be issued in this Regulation A offering is approximately $125,000, not inclusive of Bonus Shares.

TAX CONSEQUENCES FOR RECIPIENT (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME TAX CONSEQUENCES) WITH RESPECT TO THE INVESTMENT BENEFIT PACKAGES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

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LiquidPiston, Inc.

Financial Statements

December 31, 2021 and 2020

F-1

LiquidPiston, Inc.

Balance Sheets

	June 30	December 31
	2022 (unaudited)	2021 (audited)
ASSETS
Current Assets
Cash and Equivalents	$8,289,448	$8,015,115
Restricted Cash	–	168,216
Accounts Receivable	1,610,573	110,000
Accrued Revenue	1,117,295	2,192,149
Deferred Contract Costs	25,122	540,537
Prepaid Expenses	183,938	143,830
Total Current Assets	11,226,376	11,169,847

Property and Equipment, Net of Accumulated Depreciation	40,537	46,223

Other Assets
Deposits	2,000	2,000
Patents, Less Accumulated Amortization	930,104	874,790
Total Other Assets	932,104	876,790

TOTAL ASSETS	$12,199,017	$12,092,860

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
Accounts Payable	$253,954	$156,126
Notes Payable, Current	2,843	287,070
Accrued Contract Costs	1,018,848	449,900
Accrued Taxes and Expenses	9,948	40,186
Total Current Liabilities	1,285,593	933,282

Long Term Liabilities
Notes Payable, Net of Current Portion	149,643	151,205

Total Liabilities	1,435,236	1,084,847

Stockholders' Equity
Common Stock, $0.0001 par value per share; 25,000,000 shares authorized and 16,.445,040 and 1,177,328 issued and outstanding at June 30, 2022 and December 31, 2021.	164	164
Series Seed-1 Preferred Stock $0.0001 par value per share; 111,895 shares authorized; 87,752 shares issued and outstanding at June 30, 2022 and December 31, 2021.	1,063,591	1,063,591
Additional Paid-In-Capital	35,770,848	35,951,449
Accumulated Deficit	(26,070,822)	(26,006,831)

Total Stockholders' Deficit	10,763,781	11,008,373

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$12,199,017	$12,092,860

The accompanying notes are an integral part of these financial statements.

F-2

LiquidPiston, Inc.

Statements of Operations

For the Six Months Ended June 30, 2022 and 2021 (unaudited)

	2022	2021

Revenue	$3,552,943	$194,281

Cost of Revenue	2,122,955	14,994

Gross Profit	1,429,988	179,287

Operating Expenses
Research and Development	1,062,520	1,342,924
General and Administrative	714,164	591,207
Total Operating Expenses	1,776,684	1,934,131

Loss from Operations	(346,696)	(1,754,844)

Other Income (Expense)
PPP Loan Forgiveness	284,279	–
Interest and Other Income	2,139	286
Interest Expense	(3,713)	(1,800)
Total Other Income	282,705)	(1,514)

Net Loss	$(63,991)	$(1,756,358)

Deficit - Beginning of Period	(26,006,831)	(24,188,454)

Deficit - End of Period	$(26,070,822)	$(25,944,812)

Net Loss Per Common Share - Basic and Diluted	$0.00	$0.12

Weighted Average number of Common Shares Outstanding	16,978,020	14,642,140

The accompanying notes are an integral part of these financial statements.

F-3

LiquidPiston, Inc.

Statements of Changes in Stockholders' Equity (Deficit)

For the Six Months Ended June 30, 2022 and 2021 (unaudited)

	Common Stock		Series Seed-1 Preferred		Additional	Retained	Net
	Shares Issued	Total	Shares Issued	Total	Paid -In Capital	Earnings (Deficit)	Equity Deficit	Available Options
Balance 12/31/20	1,476,770	148	88,105	1,063,591	29,887,201	(24,188,453)	(6,762,487)	27,309
Period Ending 6/30/21
Options Issued
Options Forfeited
Options Exercised	2,117	1			1,556		1557
Stock Compensation
Common Stock Offering	272,033	26			5,882,202		5,882,228
Issuance Cost					(1,732,315)		(1,732,315)
Net Loss						(1,756,358)	(1,756,358)
Balance 6/30/2021	1,750,920	175	88,105	1,063,591	34,038,644	(25,944,812)	9,157,598	27,309
Period Ending 12/31/21
Options Issued								(33,200)
Options Forfeited								16,813
Stock Compensation					30,321		30,321
Increase in Pool								70,000
Options Exercised	4,275	1			3,890		3,891
Transfer Adjustment	(116,485)	(12)					(12)
Convertible Debt Conversion	353	-	(353)
Common Stock Offering					2,103,486		2,103,486
Issuance Cost					(224,891)		(224,891)
Net Loss						(62,019)	(62,019)
Balance 12/31/2021	1,639,063	164	87,752	1,063,591	35,951,450	(26,006,831)	11,008,374	80,922
Period Ending 6/30/22
Adjustment for 10:1 Split	14,751,567	-
Options Issued								(4,300)
Options Forfeited								504
Reduction in Pool
Options Exercised
Stock Compensation
Convertible Debt Conversion
Common Stock Offering	54,410	-			51,935		51,935
Issuance Cost					(232,537)		(232,537)
Net Loss						(63,991)	(63,991)
Balance 6/30/2022	16,445,040	$164	87,752	$1,063,591	$35,770,848	$(26,070,822)	$10,763,781	77,126

The accompanying notes are an integral part of these financial statements.

F-4

LiquidPiston, Inc.

Statements of Cash Flows

For the Six Months Ended June 30, 2022 and 2021 (unaudited)

	2022	2021

Operating Activities
Net Loss	$(63,991)	$(1,756,358)
Adjustments to reconcile net income to net cash provided by operations:
Stock Compensation	–	–
Depreciation and Amortization	33,901	40,213
Forgiveness of PPP Loan	(284,279)	–
Gain on Sale of Equipment	–	–
Changes in Current Assets and Liabilities
Accounts Receivable	(1,500,573)	93,587
Prepaid Expenses and Other	(40,108)	(32,475)
Accrued Revenue	1,074,854	–
Deferred Contract Costs	515,415	–
Accounts Payable, Accrued Expenses and Other	67,587	125,048
Accrued Contract Costs	568,949	–

Net Cash Used by Operating Activities	371,755	(1,529,985)

Investing Activities
Purchase of Intangible Assets	(83,528)	(84,836)
Purchase of Property and Equipment	–	(21,649

Net Cash Used by Investing Activities	(83,528)	(106,485)

Financing Activities
Proceeds (Costs) From the Sale of Stock	(180,600)	4,151,469
Proceeds from PPP Loan	–	284,279
Repayment of Loans	(1,510)	–

Net Cash Provided by Financing Activities	(182,110)	4,435,748

Net Change in Cash	106,117	2,799,278

Cash and Equivalents - Beginning of Period	8,183,331	6,058,919

Cash and Equivalents - End of Period	$8,289,448	$8,858,197

The accompanying notes are an integral part of these financial statements.

F-5

LiquidPiston, Inc.

Notes to Financial Statements

As of December 31, 2021 and June 30, 2022 and for six months ended June 30, 2022 and June 30, 2021

1.	Nature of Organization and Operations

LiquidPiston, Inc. (“LiquidPiston” or the “Company”) was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut.

LiquidPiston develops advanced rotary engines based on the Company’s patented thermodynamic cycle and engine architecture. The Company also provides contracted engineering services to advance rotary engines and power systems.

To date, the Company has raised a total of approximately $36,834,600 in net proceeds from the sale of both Common Stock and Preferred Stock.

On January 13, 2016, the Shareholders of LiquidPiston approved an Agreement and Plan of Merger (“Merger Agreement”), pursuant to which, among other things, LiquidPiston Holdings, Inc., a Delaware corporation merged with and into LiquidPiston. At that time, the separate corporate existence of LiquidPiston Holdings, Inc. thereupon ceased and LiquidPiston continued as the surviving corporation. In connection with the merger, shareholders elected to convert all the Company’s Preferred Stock into common stock. These new common shares were then canceled in accordance with the Merger Agreement in exchange of a $100,000 payment. In accordance with the Merger Agreement each outstanding Company stock option was canceled pursuant to Article IV, Section 7 of the Company’s 2007 Equity Incentive Plan. Upon completion of the Merger Agreement the two founding shareholders’ of LiquidPiston owned 100% of the surviving corporation.

The Company is subject to a number of risks similar to other technology oriented companies in the current stage of its life cycle including, but not limited to, the need to obtain adequate additional funding, possible failure of discovery testing or development studies, the need to obtain governmental approval for its product candidates, competitors developing new or superior technological innovations, the need to successfully commercialize and gain market acceptance of any of the Company’s products that are approved, and protection of proprietary technology. If the Company does not successfully commercialize any of its products, obtain additional revenues from contracted services, or mitigate any of these other risks, it will be unable to generate sufficient revenue or achieve profitability which could ultimately result in the complete loss of stockholders’ investments and the closing of the Company.

The Company incurred losses from operations and has had negative cash flows from operating activities since its inception. The Company’s current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities given ongoing expenditures related to the completion of its ongoing research and development activities. The Company will need to raise additional funds to further advance its research and development programs, commence additional development studies, operate its business, and meet its obligations as they come due. The Company is pursuing financing alternatives, which include permanent equity financing. However, additional financing or equity raises may not be available to the Company in the necessary time frame, in amounts that the Company requires, on terms that are acceptable to the Company, or at all. If the Company is unable to raise the necessary funds when needed or reduce spending on currently planned activities, it may not be able to continue the development of its products. The Company could be required to delay, scale back, or eliminate some or all its development programs and other operations which will materially harm its business, financial position and results of operations.

F-6

LiquidPiston, Inc.

Notes to Financial Statements

As of December 31, 2021 and June 30, 2022. For six months ended June 30, 2022 and June 30, 2021

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates.

Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: revenue recognition, prepaid and accrued research and development expense, stock-based compensation expense and income taxes. To the extent that there are material differences between these estimates and actual results, the Company’s financial condition or operating results will be materially affected.

Cash and Cash Equivalents / Concentrations of Credit Risk

The Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be cash and cash equivalents. Cash and cash equivalents consist of all cash on hand and US Treasury backed money market funds with original maturities of three months or less at the time of purchase. The Company considers its money market funds to be Level 1 instruments as discussed below. Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with high credit quality financing institutions and monitors credit risk with individual financial institutions and issuers which, at times, may exceed federally insured limits. The Company has not experienced any losses in such amounts and does not believe its exposed to any significant credit risk with respect to the Company’s cash and cash equivalents balances.

Major customers – 100% of the revenue earned in the six-month period ended June 30, 2022, and the six months ended December 31, 2021, was the result of contracts or subcontracts with the United States Army and the United States Airforce.

F-7

LiquidPiston, Inc.

Notes to Financial Statements

As of December 31, 2021 and June 30, 2022 and for six months ended June 30, 2022 and June 30, 2021

2.	Summary of Significant Accounting Policies (continued)

Research and Development

Research and development costs are expensed as incurred. Research and development expense consists of (i) employee-related expenses, including salaries, benefits, travel, and stock-based compensation expense; (ii) external research and development expenses incurred under arrangements with third parties, such as contract research organizations and consultants; (iii) the cost of tools and materials needed in the research and development process.

Patents

Costs incurred in connection with the application for and issuances of patents are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over 20 years, which is the shorter of their estimated useful lives and periods of contractual rights. On an annual basis, the Company initiates an impairment analyses test. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions.

Revenue Recognition

The Company adopted ASC 606 and applied the modified retrospective method of adoption. Under this method, the Company applied the revised guidance for the year of adoption and applied ASC Topic 605, Revenue Recognition (ASC “605”), in the prior years.

The Company determines revenue recognition by:

a.	Identifying the contract, or contracts, with the customer.
b.	Identifying the performance obligations in the contract.
c.	Determining the transaction price.
d.	Allocating the transaction price to performance obligations in the contract.
e.	Recognizing revenue when, or as, the Company satisfies performance obligations by transferring the promised goods or services.

The following table presents the Company’s revenues disaggregated into categories based on the nature of such revenues as of the six months ended June 30, 2022 and 2021:

	June 30
	2022	2021
Contracted Research Services	$3,547,943	$194,281
Grant Revenue	5,000	–

Total Revenue	$3,552,943	$194,281

F-8

LiquidPiston, Inc.

Notes to Financial Statements

As of December 31, 2021 and June 30, 2022 and for six months ended June 30, 2022 and June 30, 2021

2.	Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Revenue from contract projects is recognized when control of these projects is transferred to customers, in an amount that reflects the consideration expected in exchange for those services. Contracts typically contain one performance obligation and revenue is earned over time as costs are incurred relative to the total expected costs to satisfy the performance obligations under the contracts.

Revenue from contracted research services is primarily derived from government research and development activities under fixed fee arrangements. Revenue is recognized under these arrangements over time using the input method (costs incurred to date relative to the total estimated costs at completion). The Company’s obligation with respect to these agreements is to perform the research on a best-efforts basis. At times, these contracts may contain milestone payments. At inception of each arrangement that includes a milestone payment for promised goods and services, the Company evaluates the circumstances of whether the milestone payment will be reached and estimates the amount to include in the transaction price that will not cause a significant revenue reversal. Such contracts have certain risks which include dependence on future appropriations, administrative allotment of funds, and changes in government policies.

As work progresses under these arrangements, the Company records costs incurred as part of cost of revenue sold up to the amount it was entitled to receive under the contracts. Any excess costs are classified as research and development expense as work under government contracts are primarily best effort and fixed price arrangements. Under such best-effort arrangement, the Company has discretion to stop work if the cost to complete would exceed the contract amount. In such cases the Company generally continues to further the work on its own and therefore, any costs incurred above and beyond the fixed fee contractual amount would be recorded as research and development costs.

Payment terms for both contracted research services and commercial projects can range from 30 to 60 days from invoice date.

As of June 30, 2022, there was $1,117,295 in accrued revenue related to contracts not completed at period-end.

Advertising

Advertising costs are expensed as incurred and included in general and administrative expense on the statements of operations. Total advertising costs for the six months ended June 30, 2022, and 2021 were $45,159 and $50,835, respectively.

Income Taxes

Income taxes are recorded in accordance with ASC Topic 740, Income Taxes, or ASC 740, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax.

F-9

LiquidPiston, Inc.

Notes to Financial Statements

As of December 31, 2021 and June 30, 2022 and for six months ended June 30, 2022 and June 30, 2021

2.	Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities and for loss and credit carryforwards using enacted tax rates anticipated to be in effect for the year in which the differences are expected to reverse. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities to a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company uses financial projections to support its net deferred tax assets, which contain significant assumptions and estimates of future operations. If such assumptions were to differ significantly from actual future results of operations, it may have material impact on the Company’s ability to realize its deferred tax assets. At the end of each period, the Company assesses the ability to realize the deferred tax assets. If it is more likely than not that the Company would not realize the deferred tax assets, then the Company would establish a valuation allowance for all or a portion of the deferred tax asset. See Note 10 – Income Taxes.

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position, as well as consideration of the available facts and circumstances. As of June 30, 2022 and 2021, the Company does not have any uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions, if any exist, in income tax expense.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards to employees in accordance with ASC Topic 718, Compensation – Stock Compensation, or ASC 718. Additionally, the Company accounts for all awards to consultants of the Company in accordance with ASC topic 505-50, Equity Based Payments to Non-Employees. ASC 718 requires all stock-based payments to employees, including grants of employee stock options and restricted stock, to be recognized in the statements of operations based on their fair values. All the Company’s stock-based awards are subject only to service-based vesting conditions. The Company estimates the fair value of its stock-based awards using the Black-Scholes option pricing model, which requires the input of assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate and (d) expected dividends. The fair value of restricted stock awards is determined based on the Company’s estimated common stock value at the time of grant.

Due to the historical lack of a public market for the trading of the Company’s common stock and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The computation of expected volatility is based on the historical volatility of a representative group of companies with similar characteristics to the Company, including stage of product development and life science industry focus. The Company believes the group selected has sufficient similar economic and industry characteristics and includes companies that are most representative of the Company.

The Company uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term, as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for options granted to employees and utilizes the contractual term for options granted to non-employees. The expected term is applied to the stock option grant group, as the Company does not expect substantially different exercise or post-vesting termination behavior among its employee population. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options.

Compensation expense related to awards to employees and consultants of the Company is calculated on a straight-line basis by recognizing the grant date fair value, or re-measured value for consultants over the associated service period of the award, which is generally the vesting term.

F-10

LiquidPiston, Inc.

Notes to Financial Statements

As of December 31, 2021 and June 30, 2022 and for six months ended June 30, 2022 and June 30, 2021

2.	Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued expenses. The Company values cash equivalents using quoted market prices. The fair value of accounts payable and accrued expenses approximates it carrying value because of its short-term nature.

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

•	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date

•	Level 2 – Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly

•	Level 3 – Valuations that require inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and unobservable

To the extent that a valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. There were no transfers within the fair value hierarchy in six months ended June 30, 2022 and 2021. The assets of the Company measured at fair value on a recurring basis as of June 30, 2022 and December 31 ,2021 are summarized below:

Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total
June 30, 2022 Assets:
Cash and Cash Equivalents	$8,289,248	$–	$–	$8,289,248
Total Current Assets	$11,226,376	$–	$–	$11,226,376
December 31, 2021 Assets:
Cash and Cash Equivalents	$8,015,115	$–	$–	$8,015,115
Total Current Assets	$11,169,847	$–	$–	$11,169,847

F-11

LiquidPiston, Inc.

Notes to Financial Statements

As of December 31, 2021 and June 30, 2022 and for six months ended June 30, 2022 and June 30, 2021

2.	Summary of Significant Accounting Policies (continued)

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions, renewals, and betterments of property are capitalized and depreciated over the estimated useful life. Expenditures for repairs and maintenance are charged to expense as incurred. The Company provides for depreciation and amortization of assets recorded using the straight-line method over estimated useful lives as follows:

•	Computer and office equipment 5-7 years

•	Machinery 5-7 years

•	Leasehold improvements 15 years

Impairment of Long-Lived Assets

Long-lived assets with definite lives are reviewed for impairment whenever changes in events or circumstances indicate their carrying values may not be recoverable. The impairment analyses are conducted in accordance with FASB ASC Topic 360, Property, Plant and Equipment. The recoverability of carrying value is determined by comparison of the asset’s carrying value to its future undiscounted cash flows. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, and future economic and market conditions. The Company bases its fair value estimates on assumptions that management believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from these estimates.

Compensated Absences

The company has not accrued compensated absences because the amount cannot be reasonably estimated.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 is a comprehensive new lease standard that amends various aspects of existing guidance for leases and requires additional disclosures about leasing arrangements. It will require companies to recognize lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous lease guidance. The ASU is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years; earlier adoption is permitted. In July 2018, the FASB issued ASU 2018-10, “Codification Improvements to Topic 842, Leases”. The amendments are intended to address narrow aspects of the guidance issued in the amendments in ASU 2016-02. In July 2018, the FASB issued ASU 2018-11, “Leases (Topic 842): Targeted Improvements”, which provides an additional and optional transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. These provisions are effective for reporting periods beginning after December 15, 2019 for the Company. Early adoption is permitted. The Company adopted the standard in 2020 noting that it did not have a material impact on the Company’s financial statements.

F-12

LiquidPiston, Inc.

Notes to Financial Statements

As of December 31, 2021 and June 30, 2022 and for six months ended June 30, 2022 and June 30, 2021

2.	Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). ASU 2016-15 refines how companies classify certain aspects of the cash flow statement in regard to debt prepayment, settlement of debt instruments, contingent consideration payments, proceeds from insurance claims and life insurance policies, distribution from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted. The Company adopted the standard in 2018 noting that it did not have a material impact on the Company’s financial statements and related disclosures.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”). The update provides guidance on determining which changes to the terms and conditions of share- based payment awards, including stock options, require an entity to apply modification accounting under Topic 718. The new standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted ASU 2017-09 during the year ended December 31, 2018, with no impact to the Company’s financial statements.

In June 2018, the FASB issued ASU No. 2018-07, “Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting,” (“ASU 2018-07”) to simplify the accounting for share–based payments granted to nonemployees by aligning the accounting with the requirements for employee share–based compensation. ASU 2018-07 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted but no earlier than a company’s adoption of ASU 2014-09. The Company adopted ASU 2018-07 during the year ended December 31, 2020, with no material impact to the Company’s financial statements. In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement - Disclosure Framework (Topic 820)” (“ASU 2018-13”). ASU 2018-13 improves the disclosure requirements on fair value measurements. The updated guidance if effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted ASU 2018-13 during the year ended December 31, 2020, with no material impact to the Company’s financial statements.

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes (Topic 740)” (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for Income Taxes. The update guidance is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. See the prior discussion on income taxes.

In August 2020, the FASB issued ASU 2020-06, “Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible instruments by eliminating large sections of the existing guidance in this area. The update guidance is effective for fiscal years beginning after December 15, 2020. The company has adopted ASU 2020-06 as of January 1, 2021.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230) – Restricted Cash”. The update guidance is effective for fiscal years beginning after December 15, 2017. The Company adopted the standard in June of 2021. As such, restricted cash is separately stated on the balance sheet, but in the statement of cash flows, it is included in the beginning and ending totals of cash and cash equivalents

Restricted Cash

Restricted cash includes amounts held for payments to shareholders who sold stock of $1,765,190 and $64,022 of broker fees as of June 30, 2021. There was no restricted cash as of June 30, 2022.

F-13

LiquidPiston, Inc.

Notes to Financial Statements

As of December 31, 2021 and June 30, 2022 and for six months ended June 30, 2022 and June 30, 2021

3.	Property and Equipment

Property and equipment consist of the following as of:

	June 30	Dec. 31
	2022	2021
Computer and Office Equipment	$137,723	$137,723
Machinery	703,684	703,684
Leasehold Improvements	4,329	4,329
Total Property and Equipment	$845,736	$845,736
Accumulated Depreciation	(805,199)	(799,513)
Property and Equipment, Net	$40,537	$46,223

4.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of:

	June 30	Dec. 31
	2022	2021
Accounts Payable	$253,954	$156,126
Interest	–
Accrued Taxes and Expenses	9,948	40,186
Total Accounts Payable and Accrued Expenses	$263,902	$196,312

F-14

LiquidPiston, Inc.

Notes to Financial Statements

As of December 31, 2021 and June 30, 2022 and for six months ended June 30, 2022 and June 30, 2021

5.	Long Term Debt

On May 5, 2020, LiquidPiston entered into a Small Business Administration (“SBA”) loan under the Paycheck Protection Program (“PPP”) in the amount of $323,507. The Company received forgiveness from the SBA for the entire amount of the loan on March 24, 2021. On January 25, 2021, LiquidPiston received a second loan under the Paycheck Protection Program in the amount of $284,279. The Company received forgiveness of this loan on May 17, 2022.

On June 10, 2020, LiquidPiston, Inc. was approved for and issued a Loan Authorization and Agreement by the Small Business Administration (“SBA”) for an Economic Injury Disaster Loan (EIDL) in the amount of $150,000 and will use all proceeds of this Loan as working capital to alleviate economic injury sustained due to COVID-19. Repayment will begin twelve months from the date of the promissory note with a 30-year term. Interest will accrue at 3.75% per year and will only accrue on funds actually advanced, from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with Company assets. Accrued interest prior to the start of the deferred repayment is added to the outstanding loan amount and amounts to $5,238.

The aggregate amount of long-term debt maturing in each of the succeeding five years is as follows:

June 30, 2023	$2,843
2024	$3,215
2025	$3,338
2026	$3,465
2027	$3,598
Thereafter	$136,027
$152,486

6.	Common Stock

The Company had 25,000,000 shares of authorized Common Stock as of June 30, 2022, and 2021, respectively, par value $0.0001. This amount has been recalculated after a 10:1 split which occurred in March 2022.

The Common Stock has the following characteristics:

Voting

The holders of Common Stock are entitled to one vote for each share of common stock held at all meetings of stockholders and written actions in lieu of meetings. As of June 30, 2022, and 2021, 5,416,330 and 4,184,040 (recalculated to reflect the effects of the 10:1 stock split), respectively, shares of common stock issued (including notes converted to common stock) have voting rights proxied to the CEO.

Dividends

The holders of Common Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company’s inception, no dividends have been declared or paid to the holders of Common Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of Common Stock are entitled to share ratably in the Company’s assets.

F-15

LiquidPiston, Inc.

Notes to Financial Statements

As of December 31, 2021 and June 30, 2022 and for six months ended June 30, 2022 and June 30, 2021

7.	Series Seed-1 Preferred Stock

The Company had 200,000 shares of authorized Series Seed-1 Preferred Stock, as of June 30, 2022 and December 31, 2021, respectively.

The Preferred Series Seed 1 Stock has the following characteristics:

Voting

Each holder of outstanding shares of Series Seed-1 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends

The holders of Series Seed-1 Preferred Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company’s inception, no dividends have been declared or paid to the holders of Common Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of the Series Seed-1 Preferred Stock have first priority to be paid an amount equal to the greater of (i) the Series Seed-1 Preferred Stock issuance price plus dividends declared or (ii) such amounts that would have been owed to the Series Seed-1 Preferred Stock holders if the Series Seed-1 Preferred Stock shares had been converted to Common Stock of the Company prior to the liquidation event. Following payments to the Series Seed-1 Preferred Stock shareholders, all remaining assets of the Company will be distributed to the Common Stock shareholders on a pro rata basis.

Conversion

Each share of Series Seed-1 Preferred Stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into 10 shares of fully paid and non-assessable Common Stock as defined in the Company’s Amended and Restated Certificate of Incorporation. The change from on share to 10 shares is effective upon the date of the 10:1 split.

F-16

LiquidPiston, Inc.

Notes to Financial Statements

As of December 31, 2021 and June 30, 2022 and for six months ended June 30, 2022 and June 30, 2021

8.	Stock-Based Compensation

In 2016, the Company’s Board of Directors adopted, and the stockholders approved, the LiquidPiston, Inc. 2016 Stock Option and Grant Plan (the “2016 Plan”). The 2016 Plan provides for the issuance of incentive awards up to 200,000 shares of common stock to officers, employees, consultants, and directors. Effective with the 10:1 stock split, the options exercised will receive 10 shares of Common Stock for each stock option.

Stock Options

The options granted generally vest over 36-48 months. Under the 2016 Plan, options generally vest in installments of 25% at the one- year anniversary and thereafter in equal monthly installments after the one-year anniversary date, subject to the employee’s or consultant’s continuous service with the Company. The options generally expire ten years after the date of grant. The fair value of the options at the date of grant is recognized as an expense over the requisite service period.

During the six months ended June 30, 2022, and 2021, 4,300 and 0 option and restricted stock unit awards were granted, respectively. On June 30, 2022, and 2021 27,309 and 77,126 shares respectively were reserved for issuance under the 2016 Plan. Stock compensation expense totaled $0 and $0 for the six months ended June 30, 2022, and 2021, respectively.

The following table summarizes the stock option and restricted stock unit activity during the years:

Balance December 31, 2020	27,309
Options forfeited	–
Increase in pool	–
Balance June 30, 2021	27,309
Options and RSUs issued	(33,200)
Options forfeited	16,813
Increase in pool	70,000
Balance December 31, 2021	80,922
Options and RSUs issued	(4,300)
Options forfeited	504
Balance June 30, 2022	77,126

F-17

LiquidPiston, Inc.

Notes to Financial Statements

As of December 31, 2021 and June 30, 2022 and for six months ended June 30, 2022 and June 30, 2021

9.	Income Taxes

The Tax Cuts and Jobs Act (“2017 Tax Act”) was signed into law on December 22, 2017. The 2017 Tax Act significantly revised the U.S. corporate tax by, among other things, lowering the statutory corporate tax rate from 35% to 21% in 2018. The Company completed its determination of the accounting implications of the 2017 Tax Act during 2018, and there was no material impact to the Company’s provision for income taxes during 2018.

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”), which requires an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statements and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which taxes are expected to be paid or recovered. The tax benefit arising from the Company’s net loss has been offset by an increase in the valuation allowance.

Accordingly, the Company had no net income tax provision or benefit during the periods ended June 30, 2022 and 2021.

In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that the net deferred tax assets will be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing future deductible amounts become deductible. Management has established a full valuation allowance against the net deferred tax assets on June 30, 2022 and 2021 as management cannot currently determine that the realization of these future benefits is likely.

As of the date of this report, the Company’s 2022 Federal and State income tax returns have not been prepared. However, on December 31, 2021, the Company has approximately $24,605,834 of federal NOL carryforwards. As of December 31, 2021, the Company has generated approximately $816,161 of federal research and development credits which can be carried forward and used against future taxes. Finally, the Company has approximately $380,382 of state research and development credits available to carryforward to future years.

Under the provisions of the Internal Revenue Code, NOL and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities until fully utilized. NOL and tax credit carryforwards may be subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders by more than 50% over a three-year period, as defined in Sections 382 and 383 of the Internal Revenue Code and similar state provisions. The amount of the annual limitation is determined based on the value of the Company immediately before the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the date of the Company’s formation due to the significant complexity and cost associated with such study and that there could be additional changes in control in the future. As a result, the Company is unable to estimate the effect of these limitations, if any, on the Company’s ability to utilize NOL and tax credit carryforwards in the future. A full valuation allowance has been provided against the Company’s NOL and tax credit carryforwards and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the NOL and tax credit carryforwards and the valuation allowance.

The Company has not yet conducted a study to document whether its research activities may qualify for the research and development tax credit. Such a study may result in an adjustment to the Company’s research and development credit carryforwards; however, until a study is completed, and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s research and development credit and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development credit carryforwards and the valuation allowance.

As of June 30, 2022 and 2021, the Company had no accrued uncertain tax positions or associated interest or penalties and no amounts have been recognized in the Company’s statements of operations and comprehensive loss.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Connecticut jurisdiction.

F-18

LiquidPiston, Inc.

Notes to Financial Statements

As of December 31, 2021 and June 30, 2022 and for six months ended June 30, 2022 and June 30, 2021

10.	Commitments and Contingencies

The Company leases its facilities in Bloomfield, Connecticut under terms of a lease that provides for monthly payments of $6,050 with annual escalations. The lease term was amended from a month-to-month lease to a 5-year term commencing on May 6, 2022.

Minimum future rental commitments for the next five years are as follows:

Year ended June 30:
2023	$72,750
2024	74,560
2025	76,480
2026	78,400
2027	73,480
Total	$375,670

From time to time, the Company may be exposed to litigation relating to products and operations. An ex-employee has brought a wrongful termination suit against the Company. Federal court has rejected the case however the state level is still unknown. The Company and its attorneys believe that the maximum exposure is $15,000.

11.	Equity Issuances

In September 2020, LiquidPiston commenced an offering pursuant to Regulation A under the Securities Act (the “2020 Regulation A Offering”), pursuant to which it offered to sell up to 5,555,550 (recalculated) shares of Common Stock at a price of $4.50 per share (recalculated) for investors who committed their investments by April 1, 2021 and $5.40 per share (recalculated) after April 2, 2021. Pursuant to the Offering, the Company issued 3,408,400 shares of Common Stock and received total gross proceeds of $13,246,470. The 2020 Regulation A Offering was terminated in June 2021, with final disbursements settled in Q1 of 2022.

In March 2022, the Company enacted a forward split of its Common Stock shares in proportion 10:1 (ten for one). Recalculated amounts are noted above on a post share split basis.

For the six-month period ended June 30, 2022, employees of the Company exercised stock options and the Company issued 47,700 shares (recalculated) for total proceeds of $3,020. Additionally, the Company issued 9,980 (recalculated) shares and received a final disbursement for $48,915 in connection with the 2020 Regulation A Offering.

In May 2022, the Company filed an Offering Statement to conduct an offering of Common Stock pursuant to Regulation A. The Company is seeking to sell up to 3,000,000 shares at $10 per share. The Offering Statement was not yet qualified as of the date these financials were available to be issued.

F-19

LiquidPiston, Inc.

Notes to Financial Statements

As of December 31, 2021 and June 30, 2022 and for six months ended June 30, 2022 and June 30, 2021

12.	Supplementary Cash Flows Information

The Company uses the indirect method when presenting its cash flows from operating activities in the Statement of Cash Flows. Therefore, the Company is required to disclose the following supplementary information. For the six months ended June 30, 2022:

	2022	2021
Interest paid	$3,713	$4,061
Income taxes paid	$13,766	$–

Non-cash financing transactions:

Forgiveness of Paycheck Protection Program SBA loan	$284,279	$323,507

13.	Subsequent Events

The Company has evaluated subsequent events through September 27, 2022, the date on which the financial statements were available to be issued and did not note any additional subsequent events requiring recording or disclosure in the financial statements for the period ended June 30, 2022, other than those discussed below.

The COVID-19 outbreak is disrupting supply chains and affecting production and sales across a range of industries. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company’s customers, employees and vendors all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the Company’s financial condition or results of operations is uncertain.

F-20

Bennett & Company, PC

Certified Public Accountants

34 Jerome Avenue

Bloomfield, CT 06002

(860) 243-3333

Fax: 726-1111

INDEPENDENT AUDITORS’ REPORT

March 21, 2022

The Stockholders and Board of Directors

Liquid Piston, Inc.

Bloomfield, Connecticut

We have audited the accompanying financial statements of Liquid Piston, Inc. (a Connecticut corporation), which comprise the balance sheet as of December 31, 2021 and 2020, and the related statements of operations, comprehensive income (loss), changes in stockholders’ equity and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Liquid Piston, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Liquid Piston, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Liquid Piston’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

F-21

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•	Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Liquid Piston’s internal control. Accordingly, no such opinion is expressed.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•	Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Liquid Piston ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Certified Public Accountants

F-22

LiquidPiston, Inc.

Balance Sheets

	December 31	December 31
	2021	2020
ASSETS

Current Assets
Cash and Equivalents	$8,015,115	$6,058,920
Restricted Cash	168,216	–
Accounts Receivable	110,000	108,581
Accrued Revenue	2,192,149	–
Deferred Contract Costs	540,537	–
Prepaid Expenses	143,830	52,498
Total Current Assets	11,169,847	6,219,999

Property and Equipment, Net of Accumulated Depreciation	46,223	35,052

Other Assets
Deposits	2,000	2,000
Patents, Less Accumulated Amortization	874,790	802,110
Total Other Assets	876,790	804,110

TOTAL ASSETS	$12,092,860	$7,059,161

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current Liabilities
Accounts Payable	$156,126	$146,674
Notes Payable, Current	287,070	–
Accrued Contract Costs	449,900	–
Accrued Taxes and Expenses	40,186	–
Total Current Liabilities	933,282	146,674

Long Term Liabilities
Notes Payable, Net of Current Portion	151,205	150,000

Total Liabilities	1,084,487	296,674

Stockholders' Equity
Common Stock
$0.0001 par value per share; 2,500,000 shares authorized and 1,639,063 and 1,476,770 issued and outstanding at December 31, 2021 and 2020, respectively.	164	148
Series Seed-1 Preferred Stock
$0.0001 par value per share; 200,000 shares authorized; 87,752 and 88,105 shares issued and outstanding at December 31, 2021 and 2020, respectively.	1,063,591	1,063,591
Additional Paid-In-Capital	35,951,449	29,887,201
Accumulated Deficit	(26,006,831)	(24,188,453)

Total Stockholders' Equity	11,008,373	6,762,487

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$12,092,860	$7,059,161

The accompanying notes are an integral part of these financial statements.

F-23

LiquidPiston, Inc.

Statements of Operations

For the Year Ended December 31:

	2021	2020

Revenue	$2,604,033	$425,654

Cost of Revenue	1,608,633	277,825

Gross Profit	995,400	147,829

Operating Expenses
Research and Development	1,397,016	2,167,074
General and Administrative	1,410,692	1,143,301
Total Operating Expenses	2,807,708	3,310,376

Loss from Operations	(1,812,308)	(3,162,547)

Other Income (Expense)
Interest and Other Income	577	367,054
Interest Expense	(6,647)	(109,187)
Total Other Income	(6,070)	257,867

Net Loss	$(1,818,378)	$(2,904,680)

Deficit - Beginning of Period	(24,188,453)	(21,283,773)

Deficit - End of Period	$(26,006,831)	$(24,188,453)

Net Loss Per Common Share - Basic and Diluted	$(1.10)	$(2.42)

Weighted Average number of Common Shares Outstanding	1,645,845	1,201,770

The accompanying notes are an integral part of these financial statements.

F-24

LiquidPiston, Inc.

Statements of Changes in Stockholders' Equity (Deficit)

	Common Stock		Series Seed-1 Preferred		Additional Paid-In	Retained Earnings	Net Equity	Available Options and
	Shares Issued	Total	Shares Issued	Total	Capital	(Deficit)	(Deficit)	RSU
Balance 12/31/19	1,129,130	$113	88,105	$1,063,591	$19,618,900	$(21,283,773)	$(601,169)	79,116
Period Ending 12/31/20
Options Forfeited								18,193
Reduction in Pool								(70,000)
Options Exercised	2,682	–			2,440		2,440
Stock Compensation					5,053		5,053
Convertible Debt Conversion	152,292	15			3,191,163		3,191,178
Common Stock Offering	192,666	19			7,508,080		7,508,099
Issuance Cost					(438,436)		(438,436)
Net Loss						(2,904,680)	(2,904,680)
Balance 12/31/20	1,476,770	147	88,105	1,063,591	29,887,200	(24,188,453)	6,762,485	27,309
Period Ending 12/31/21
Options Issued								(33,200)
Stock Compensation					30,321		30,321
Options Forfeited								16,813
Increase in Pool								70,000
Conversion	353	–	(353)	–
Options Exercised	6,392	1			5,446		5,447
Common Stock Offering	155,548	16			7,985,688		7,985,704
Issuance Cost					(1,957,206)		(1,957,206)
Net Loss						(1,818,378)	(1,818,378)
Balance 12/31/2021	1,639,063	$164	87,752	$1,063,591	$35,951,449	$(26,006,831)	$11,008,373	80,922

The accompanying notes are an integral part of these financial statements.

F-25

LiquidPiston, Inc.

Statements of Cash Flows

For the Year Ended December 31:

	2021	2020

Operating Activities
Net Loss	$(1,818,378)	$(2,904,680)
Adjustments to reconcile net income to net cash provided by operations:
Stock Compensation	30,321	5,053
Depreciation and Amortization	65,923	58,400
Changes in Current Assets and Liabilities
Accounts Receivable	(1,419)	193,590
Accrued Revenue	(2,192,149)	–
Deferred Contract Costs	(540,537)	–
Prepaid Expenses and Other	(91,333)	(3,345)
Accrued Contract Costs	449,900	–
Accounts Payable, Accrued Expenses and Other	53,636	(155,891)

Net Cash Used by Operating Activities	(4,044,036)	(2,806,873)

Investing Activities
Purchase of Intangible Assets	(125,548)	(207,101)
Purchase of Property and Equipment	(24,227)	–

Net Cash Used by Investing Activities	(149,775)	(207,101)

Financing Activities
Proceeds from the Sale of Stock	6,033,943	10,263,282
Proceeds from PPP Loan	284,279	–
Proceeds from SBA EIDL Loan	–	150,000
Proceeds from Convertible Debt	–	(2,895,041)

Net Cash Provided by Financing Activities	6,318,222	7,518,241

Net Change in Cash	2,124,411	4,504,267

Cash and Equivalents - Beginning of Period	6,058,920	1,554,653

Cash and Equivalents - End of Period	$8,183,331	$6,058,920

 The accompanying notes are an integral part of these financial statements.

F-26

LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

1.	Nature of Organization and Operations

LiquidPiston, Inc. (“LiquidPiston” or the “Company”) was incorporated in the State of Delaware on June 21, 2004, and maintains its headquarters and physical plant in Bloomfield, Connecticut.

LiquidPiston develops advanced rotary engines based on the Company’s patented thermodynamic cycle and engine architecture. The Company also provides contracted engineering services to advance rotary engines and power systems.

To date, the Company has raised a total of approximately $37,015,000 in gross proceeds from the sale of both Common Stock and Preferred Stock.

On January 13, 2016, the Shareholders of LiquidPiston approved an Agreement and Plan of Merger (“Merger Agreement”), pursuant to which, among other things, LiquidPiston Holdings, Inc., a Delaware corporation merged with and into LiquidPiston. At that time, the separate corporate existence of LiquidPiston Holdings, Inc. thereupon ceased and LiquidPiston continued as the surviving corporation. In connection with the merger, shareholders elected to convert all the Company’s Preferred Stock into common stock. These new common shares were then canceled in accordance with the Merger Agreement in exchange of a $100,000 payment. In accordance with the Merger Agreement each outstanding Company stock option was canceled pursuant to Article IV, Section 7 of the Company’s 2007 Equity Incentive Plan. Upon completion of the Merger Agreement the two founding shareholders’ of LiquidPiston owned 100% of the surviving corporation.

The Company is subject to a number of risks similar to other technology oriented companies in the current stage of its life cycle including, but not limited to, the need to obtain adequate additional funding, possible failure of discovery testing or development studies, the need to obtain governmental approval for its product candidates, competitors developing new or superior technological innovations, the need to successfully commercialize and gain market acceptance of any of the Company’s products that are approved, and protection of proprietary technology. If the Company does not successfully commercialize any of its products, obtain additional revenues from contracted services, or mitigate any of these other risks, it will be unable to generate sufficient revenue or achieve profitability which could ultimately result in the complete loss of stockholders’ investments and the closing of the Company.

The Company incurred losses from operations and has had negative cash flows from operating activities since its inception. The Company’s current operating plan indicates that it will continue to incur losses from operations and generate negative cash flows from operating activities given ongoing expenditures related to the completion of its ongoing research and development activities. The Company will need to raise additional funds to further advance its research and development programs, commence additional development studies and operate its business and meet its obligations as they come due. The Company is pursuing financing alternatives, which include convertible debt agreements and permanent equity financing. However, additional financing or equity raises may not be available to the Company in the necessary time frame, in amounts that the Company requires, on terms that are acceptable to the Company, or at all. If the Company is unable to raise the necessary funds when needed or reduce spending on currently planned activities, it may not be able to continue the development of its product candidates or the Company could be required to delay, scale back, or eliminate some or all its development programs and other operations which will materially harm its business, financial position and results of operations.

F-27

LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

2.	Summary of Significant Accounting Policies

Basis of Presentation

The financial statements have been prepared in conformity with U.S. generally accepted accounting principles (“U.S. GAAP”). Any reference in these notes to applicable guidance is meant to refer to the authoritative U.S. GAAP as found in the Accounting Standards Codification (“ASC”) and Accounting Standards Update (“ASU”) of the Financial Accounting Standards Board (“FASB”).

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results may differ from those estimates.

Use of Estimates (continued)

Management considers many factors in selecting appropriate financial accounting policies and controls, and in developing the estimates and assumptions that are used in the preparation of these financial statements. Management must apply significant judgment in this process. In addition, other factors may affect estimates, including expected business and operational changes, sensitivity and volatility associated with the assumptions used in developing estimates, and whether historical trends are expected to be representative of future trends. The estimation process often may yield a range of potentially reasonable estimates of the ultimate future outcomes, and management must select an amount that falls within that range of reasonable estimates. Estimates are used in the following areas, among others: revenue recognition, prepaid and accrued research and development expense, stock-based compensation expense and income taxes. To the extent that there are material differences between these estimates and actual results, the Company’s financial condition or operating results will be materially affected.

Cash and Cash Equivalents / Concentrations of Credit Risk

The Company considers all short-term, highly liquid investments with original maturities of 90 days or less to be cash and cash equivalents. Cash and cash equivalents consist of all cash on hand and US Treasury backed money market funds with original maturities of three months or less at the time of purchase. The Company considers its money market funds to be Level 1 instruments as discussed below. Financial instruments that potentially expose the Company to significant concentrations of credit risk consist principally of cash and cash equivalents. The Company maintains its cash with high credit quality financing institutions and monitors credit risk with individual financial institutions and issuers which, at times, may exceed federally insured limits. The Company has not experienced any losses in such amounts and does not believe its exposed to any significant credit risk with respect to the Company’s cash and cash equivalents balances.

Major customers – approximately 78% of the revenue earned in the year ended December 31, 2021, and 30% of the revenue earned in the year ended December 31, 2020, was the result of contracts with the United States Army and the United States Airforce. The remaining income was from contracts with only one other customer in 2021 and three other customers in 2020.

F-28

LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

2.	Summary of Significant Accounting Policies (continued)

Research and Development

Research and development costs are expensed as incurred. Research and development expense consists of (i) employee-related expenses, including salaries, benefits, travel, and stock-based compensation expense; (ii) external research and development expenses incurred under arrangements with third parties, such as contract research organizations and consultants; (iii) the cost of tools and materials needed in the research and development process.

Patents

Costs incurred in connection with the application for and issuances of patents are initially recognized at cost and are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over 20 years, which is the shorter of their estimated useful lives and periods of contractual rights. On an annual basis, the Company initiates an impairment analyses test. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions.

Revenue Recognition

The Company adopted ASC 606 and applied the modified retrospective method of adoption. Under this method, the Company applied the revised guidance for the year of adoption and applied ASC Topic 605, Revenue Recognition (ASC “605”), in the prior years.

Revenue Recognition (continued)

The Company determines revenue recognition by:

a.	Identifying the contract, or contracts, with the customer.
b.	Identifying the performance obligations in the contract.
c.	Determining the transaction price.
d.	Allocating the transaction price to performance obligations in the contract.
e.	Recognizing revenue when, or as, the Company satisfies performance obligations by transferring the promised goods or services.

The following table presents the Company’s revenues disaggregated into categories based on the nature of such revenues as of the years ended December 31, 2021 and 2020:

	December 31
	2021	2020
Contracted Research Services	$2,604,033	$425,654

Total Revenue	$2,604,033	$425,654

Revenue from contract projects is recognized when control of these projects is transferred to customers, in an amount that reflects the consideration expected in exchange for those services. Contracts typically contain one performance obligation and revenue is earned over time as costs are incurred relative to the total expected costs to satisfy the performance obligations under the contracts.

F-29

LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

2.	Summary of Significant Accounting Policies (continued)

Revenue from contracted research services is primarily derived from government research and development activities under cost plus fee arrangements or fixed fee arrangements and contain a single performance obligation. Revenue is recognized under these arrangements over time using the input method (costs incurred to date relative to the total estimated costs at completion). The Company’s obligation with respect to these agreements is to perform the research on a best-efforts basis. At times these contracts may contain milestone payments. At inception of each arrangement that includes a milestone payment for promised goods and services, the Company evaluates the circumstances of whether the milestone payment will be reached and estimates the amount to include in the transaction price that will not cause a significant revenue reversal. Such contracts have certain risks which include dependence on future appropriations, administrative allotment of funds, and changes in government policies.

As work progresses under these arrangements, the Company records costs incurred as part of cost of revenue sold up to the amount it was entitled to receive under the contracts. Any excess costs are classified as research and development expense as work under government contracts are primarily best effort and fixed price arrangements. Under such best-effort arrangement, the Company has discretion to stop work if the cost to complete would exceed the contract amount. In such cases the Company generally continues to further the work on its own and therefore, any costs incurred above and beyond the fixed fee contractual amount would be recorded as research and development costs.

Payment terms for both contracted research services and commercial projects can range from 30 to 60 days from invoice date.

As of December 31, 2020, there were no material contract assets or liabilities, and the Company completed all work under the government contracts. As of December 31, 2021, there was $2,192,149 in accrued revenue related to contracts not completed at year-end.

Advertising

Advertising costs are expensed as incurred and included in general and administrative expense on the statements of operations. Total advertising costs for the years ended December 31, 2021 and 2020 were $160,670 and $236,625, respectively.

Income Taxes

Income taxes are recorded in accordance with ASC Topic 740, Income Taxes, or ASC 740, which provides for deferred taxes using an asset and liability approach. The Company recognizes deferred tax assets and liabilities for the expected future tax

Income Taxes (continued)

consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities and for loss and credit carryforwards using enacted tax rates anticipated to be in effect for the year in which the differences are expected to reverse. Deferred tax amounts are determined by using the enacted tax rates expected to be in effect when the temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities to a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided, if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

The Company uses financial projections to support its net deferred tax assets, which contain significant assumptions and estimates of future operations. If such assumptions were to differ significantly from actual future results of operations, it may have material impact on the Company’s ability to realize its deferred tax assets. At the end of each period, the Company assesses the ability to realize the deferred tax assets. If it is more likely than not that the Company would not realize the deferred tax assets, then the Company would establish a valuation allowance for all or a portion of the deferred tax asset. See Note 10 – Income Taxes.

F-30

LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

2.	Summary of Significant Accounting Policies (continued)

The Company accounts for uncertain tax positions in accordance with the provisions of ASC 740. When uncertain tax positions exist, the Company recognizes the tax benefit of tax positions to the extent that the benefit will more likely than not be realized. The determination as to whether the tax benefit will more likely than not be realized is based upon the technical merits of the tax position, as well as consideration of the available facts and circumstances. As of December 31, 2021 and 2020, the Company does not have any uncertain tax positions. The Company recognizes interest and penalties related to uncertain tax positions, if any exist, in income tax expense.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards to employees in accordance with ASC Topic 718, Compensation – Stock Compensation, or ASC 718. Additionally, the Company accounts for all awards to consultants of the Company in accordance with ASC topic 505-50, Equity Based Payments to Non-Employees. ASC 718 requires all stock-based payments to employees, including grants of employee stock options and restricted stock, to be recognized in the statements of operations based on their fair values. All the Company’s stock-based awards are subject only to service-based vesting conditions. The Company estimates the fair value of its stock-based awards using the Black-Scholes option pricing model, which requires the input of assumptions, including (a) the expected stock price volatility, (b) the calculation of expected term of the award, (c) the risk-free interest rate and (d) expected dividends. The fair value of restricted stock awards is determined based on the Company’s estimated common stock value at the time of grant.

Due to the historical lack of a public market for the trading of the Company’s common stock and a lack of company-specific historical and implied volatility data, the Company has based its estimate of expected volatility on the historical volatility of a group of similar companies that are publicly traded. The computation of expected volatility is based on the historical volatility of a representative group of companies with similar characteristics to the Company, including stage of product development and life science industry focus. The Company believes the group selected has sufficient similar economic and industry characteristics and includes companies that are most representative of the Company.

The Company uses the simplified method as prescribed by the SEC Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term, as it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term for options granted to employees and utilizes the contractual term for options granted to non-employees. The expected term is applied to the stock option grant group, as the Company does not expect substantially different exercise or post-vesting termination behavior among its employee population. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected life of the stock options.

Compensation expense related to awards to employees and consultants of the Company is calculated on a straight-line basis by recognizing the grant date fair value, or re-measured value for consultants over the associated service period of the award, which is generally the vesting term.

Fair Value of Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, accounts payable and accrued expenses. The Company values cash equivalents using quoted market prices. The fair value of accounts payable and accrued expenses approximates it carrying value because of its short-term nature.

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. ASC Topic 820, Fair Value Measurements and Disclosures (ASC 820), establishes a hierarchy of inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available.

F-31

LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

2.	Summary of Significant Accounting Policies (continued)

Observable inputs are inputs that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the inputs that market participants would use in pricing the asset or liability and are developed based on the best information available in the circumstances. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The three levels of the fair value hierarchy are described below:

•	Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date

•	Level 2 – Valuations based on quoted prices for similar assets or liabilities in markets that are not active or for which all significant inputs are observable, either directly or indirectly
•	Level 3 – Valuations that require inputs that reflect the Company’s own assumptions that are both significant to the fair value measurement and unobservable

To the extent that a valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. There were no transfers within the fair value hierarchy in years ended December 31, 2021 and 2020. The assets of the Company measured at fair value on a recurring basis as of December 31, 2021 and 2020 are summarized below:

	Fair Value Measurements Using
	Level 1	Level 2	Level 3	Total
December 31, 2021 Assets:
Cash and Cash Equivalents	$8,183,331	–	–	$8,183,331
Total Assets	$8,183,331	–	–	$8,183,331
December 31, 2020 Assets:
Cash and Cash Equivalents	$6,058,920	–	–	$6,058,920
Total Assets	$6,058,920	–	–	$6,058,920

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions, renewals, and betterments of property are capitalized and depreciated over the estimated useful life. Expenditures for repairs and maintenance are charged to expense as incurred. The Company provides for depreciation and amortization of assets recorded using the straight-line method over estimated useful lives as follows:

•	Computer and office equipment 5-7 years
•	Machinery 5-7 years
•	Leasehold improvements 15 years

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LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

2.	Summary of Significant Accounting Policies (continued)

Impairment of Long-Lived Assets

Long-lived assets with definite lives are reviewed for impairment whenever changes in events or circumstances indicate their carrying values may not be recoverable. The impairment analyses are conducted in accordance with FASB ASC Topic 360, Property, Plant and Equipment. The recoverability of carrying value is determined by comparison of the asset’s carrying value to its future undiscounted cash flows. When this test indicates the potential for impairment, a fair value assessment is performed, and the assets are written down to their respective fair values. Determining the fair value of long-lived assets is a judgment involving significant estimates and assumptions. These estimates and assumptions include revenue growth rates and operating margins used to calculate projected future cash flows, risk-adjusted discount rates, and future economic and market conditions. The Company bases its fair value estimates on assumptions that management believes to be reasonable but that are unpredictable and inherently uncertain. Actual future results may differ from these estimates.

Compensated Absences

The company has not accrued compensated absences because the amount cannot be reasonably estimated.

Recent Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, "Leases (Topic 842)” (“ASU 2016-02”). ASU 2016-02 is a comprehensive new lease standard that amends various aspects of existing guidance for leases and requires additional disclosures about leasing arrangements. It will require companies to recognize lease assets and lease liabilities by lessees for those leases classified as operating leases under previous GAAP. Topic 842 retains a distinction between finance leases and operating leases. The classification criteria for distinguishing between finance leases and operating leases are substantially similar to the classification criteria for distinguishing between capital leases and operating leases in the previous lease guidance. The ASU is effective for annual periods beginning after December 15, 2019, including interim periods within those fiscal years; earlier adoption is permitted. In July 2018, the FASB issued ASU 2018-10, “Codification Improvements to Topic 842, Leases”. The amendments are intended to address narrow aspects of the guidance issued in the amendments in ASU 2016-02. In July 2018, the FASB issued ASU 2018-11, “Leases (Topic 842): Targeted Improvements”, which provides an additional and optional transition method by allowing entities to initially apply the new leases standard at the adoption date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption. These provisions are effective for reporting periods beginning after December 15, 2019 for the Company. Early adoption is permitted. The Company adopted the standard in 2020 noting that it did not have a material impact on the Company’s financial statements.

In August 2016, the FASB issued ASU No. 2016-15, “Statement of Cash Flows: Classification of Certain Cash Receipts and Cash Payments” (“ASU 2016-15”). ASU 2016-15 refines how companies classify certain aspects of the cash flow statement in regard to debt prepayment, settlement of debt instruments, contingent consideration payments, proceeds from insurance claims and life insurance policies, distribution from equity method investees, beneficial interests in securitization transactions and separately identifiable cash flows. ASU 2016-15 is effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019, with early adoption permitted. The Company adopted the standard in 2018 noting that it did not have a material impact on the Company’s financial statements and related disclosures.

In May 2017, the FASB issued ASU No. 2017-09, “Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting” (“ASU 2017-09”). The update provides guidance on determining which changes to the terms and conditions of share- based payment awards, including stock options, require an entity to apply modification accounting under Topic 718. The new standard is effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company adopted ASU 2017-09 during the year ended December 31, 2018, with no impact to the Company’s financial statements.

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LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

2.	Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

In June 2018, the FASB issued ASU No. 2018-07, “Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting,” (“ASU 2018-07”) to simplify the accounting for share–based payments granted to nonemployees by aligning the accounting with the requirements for employee share–based compensation. ASU 2018-07 is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early adoption is permitted but no earlier than a company’s adoption of ASU 2014-09. The Company adopted ASU 2018-07 during the year ended December 31, 2020, with no material impact to the Company’s financial statements. In August 2018, the FASB issued ASU 2018-13, “Fair Value Measurement - Disclosure Framework (Topic 820)” (“ASU 2018-13”). ASU 2018-13 improves the disclosure requirements on fair value measurements. The updated guidance if effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. The Company adopted ASU 2018-13 during the year ended December 31, 2020, with no material impact to the Company’s financial statements.

In December 2019, the FASB issued ASU 2019-12, “Simplifying the Accounting for Income Taxes (Topic 740)” (“ASU 2019-12”). ASU 2019-12 simplifies the accounting for Income Taxes. The update guidance is effective for fiscal years beginning after December 15, 2020, including interim periods within those fiscal years. See the prior discussion on income taxes.

In August 2020, the FASB issued ASU 2020-06, “Debt - Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging - Contracts in Entity’s Own Equity (Subtopic 815-40) (“ASU 2020-06”). ASU 2020-06 simplifies the accounting for convertible instruments by eliminating large sections of the existing guidance in this area. The update guidance is effective for fiscal years beginning after December 15, 2020. The company has adopted ASU 2020-06 as of January 1, 2021.

In November 2016, the FASB issued ASU 2016-18, “Statement of Cash Flows (Topic 230) – Restricted Cash. The update guidance is effective for fiscal years beginning after December 15, 2017. The Company adopted the standard in June of 2021. As such, restricted cash is separately stated on the balance sheet, but in the statement of cash flows, it is included in the beginning and ending totals of cash and cash equivalents

Restricted Cash

Restricted cash includes amounts held for payments to shareholders who sold stock of $168,216.

3.	Property and Equipment

Property and equipment consist of the following as of:

	December 31
	2021	2020
Computer and Office Equipment	$137,723	$113,497
Machinery	703,684	703,684
Leasehold Improvements	4,329	4,329
Total Property and Equipment	$845,736	$821,510
Accumulated Depreciation	(799,513)	(786,458)
Property and Equipment, Net	$46,223	$35,052

F-34

LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

4.	Accounts Payable and Accrued Expenses

Accounts payable and accrued expenses consist of the following as of:

	December 31
	2021	2020
Accounts Payable	$156,126	$132,667
Interest	–	3,135
Accrued Taxes and Expenses	40,186	10,872
Total Accounts Payable and Accrued Expenses	$196,312	$146,674

5.	Long Term Debt

On May 5, 2020, LiquidPiston entered into a Small Business Administration (“SBA”) loan under the Paycheck Protection Program (“PPP”) in the amount of $323,507. The Company received forgiveness from the SBA for the entire amount of the loan on March 24, 2021. On January 25, 2021, LiquidPiston received a second loan under the Paycheck Protection Program in the amount of $284,279. The Company expects to receive forgiveness for the entire amount of this loan as well and has classified this as current.

On June 10, 2020, LiquidPiston, Inc. was approved for and issued a Loan Authorization and Agreement by the Small Business Administration (“SBA”) for an Economic Injury Disaster Loan (EIDL) in the amount of $150,000 and will use all proceeds of this Loan as working capital to alleviate economic injury sustained due to COVID-19. Repayment will begin twelve months from the date of the promissory note with a 30-year term. Interest will accrue at 3.75% per year and will only accrue on funds actually advanced, from the date of each advance, with fund disbursement at the discretion of SBA Counsel. This debt is collateralized with Company assets. Accrued interest prior to the start of the deferred repayment is added to the outstanding loan amount and amounts to $5,238.

The aggregate amount of long-term debt maturing in each of the succeeding five years is as follows:

2022	$2,791
2023	$3,155
2024	$3,276
2025	$3,401
2026	$3,531
Thereafter	$138,091
$154,245

6.	Convertible Debt

During 2018 and 2019, the Company entered into convertible promissory notes with investors. On September 25, 2020, the Company met the requirements of the qualifying financing requirements of all issuances and, accordingly, the principal amount of $2,912,466 and accrued interest of $278,712 were converted to shares of stock as of that date.

F-35

LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

7.	Common Stock

The Company had 2,500,000 shares of authorized Common Stock as of December 31, 2021 and 2020 respectively par value $0.0001.

The Common Stock has the following characteristics:

Voting

The holders of Common Stock are entitled to one vote for each share of common stock held at all meetings of stockholders and written actions in lieu of meetings. As of December 31, 2021, 334,006 shares of common stock issued (including notes converted to common stock) have voting rights proxied to the CEO.

Dividends

The holders of Common Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company’s inception, no dividends have been declared or paid to the holders of Common Stock.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution, or winding-up of the Company, the holders of Common Stock are entitled to share ratably in the Company’s assets.

8.	Series Seed-1 Preferred Stock

The Company had 200,000 shares of authorized Series Seed-1 Preferred Stock, as of December 31, 2021 and 2020, respectively.

The Preferred Series Seed 1 Stock has the following characteristics:

Voting

Each holder of outstanding shares of Series Seed-1 Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter.

Dividends

The holders of Series Seed-1 Preferred Stock are entitled to receive dividends, if and when declared by the Board of Directors. Since the Company’s inception, no dividends have been declared or paid to the holders of Common Stock.

F-36

LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

8.	Series Seed-1 Preferred Stock (continued)

Liquidation, dissolution or winding up

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or Deemed Liquidation Event, the holders of the Series Seed-1 Preferred Stock have first priority to be paid an amount equal to the greater of (i) the Series Seed-1 Preferred Stock issuance price plus dividends declared or (ii) such amounts that would have been owed to the Series Seed-1 Preferred Stock holders if the Series Seed-1 Preferred Stock shares had been converted to Common Stock of the Company prior to the liquidation event. Following payments to the Series Seed-1 Preferred Stock shareholders, all remaining assets of the Company will be distributed to the Common Stock shareholders on a pro rata basis.

Conversion

Each share of Series Seed-1 Preferred Stock is convertible, at the option of the holder thereof, at any time and from time to time, and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as defined in the Company’s Amended and Restated Certificate of Incorporation.

9.	Stock-Based Compensation

In 2016, the Company’s Board of Directors adopted, and the stockholders approved, the LiquidPiston, Inc. 2016 Stock Option and Grant Plan (the “2016 Plan”). The 2016 Plan provides for the issuance of incentive awards up to 200,000 shares of common stock to officers, employees, consultants, and directors.

Stock Options

The options granted generally vest over 36-48 months. Under the 2016 Plan, options generally vest in installments of 25% at the one- year anniversary and thereafter in equal monthly installments after the one-year anniversary date, subject to the employee’s or consultant’s continuous service with the Company. The options generally expire ten years after the date of grant. The fair value of the options at the date of grant is recognized as an expense over the requisite service period.

During the years ended December 31, 2021 and 2020, 25,000 and 5,500 option awards were granted, respectively. During the year ended December 31, 2021, 8,200 restricted stock units were granted. On December 31, 2021 and 2020, 80,922 and 82,740 shares respectively were reserved for issuance under the 2016 Plan. Stock compensation expense totaled $30,321 and $5,053 for the years ended December 31, 2021 and 2020, respectively.

During the year ended December 31, 2020, the Company reduced the Option pool by 70,000 shares. During the year ended December 31, 2021, the Company increased the Option pool by 70,000 shares. On December 31, 2021, there were 80,922 shares reserved for issuance under the 2016 Plan.

The following table summarizes the stock option activity during the years:

Balance December 31, 2019	79,116
Options forfeited	18,193
Reduction in pool	(70,000)
Balance December 31, 2020	27,309
Options and RSUs issued	(33,200)
Options forfeited	16,813
Increase in pool	70,000
Balance December 31, 2021	80,922

F-37

LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

10.	Income Taxes

The Tax Cuts and Jobs Act (“2017 Tax Act”) was signed into law on December 22, 2017. The 2017 Tax Act significantly revised the U.S. corporate tax by, among other things, lowering the statutory corporate tax rate from 35% to 21% in 2018. The Company completed its determination of the accounting implications of the 2017 Tax Act during 2018, and there was no material impact to the Company’s provision for income taxes during 2018.

The Company accounts for income taxes in accordance with ASC 740, Income Taxes (“ASC 740”), which requires an asset and liability approach for measuring deferred taxes based on temporary differences between the financial statements and tax bases of assets and liabilities existing at each balance sheet date using enacted tax rates for the years in which taxes are expected to be paid or recovered. The tax benefit arising from the Company’s net loss has been offset by an increase in the valuation allowance.

Accordingly, the Company had no net income tax provision or benefit during the periods ended December 31, 2021 and 2020.

In assessing the realizability of net deferred tax assets, management considers whether it is more likely than not that the net deferred tax assets will be realized. The ultimate realization of net deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing future deductible amounts become deductible. Management has established a full valuation allowance against the net deferred tax assets on December 31, 2021 and 2020 as management cannot currently determine that the realization of these future benefits is likely.

As of the date of this report, the Company’s 2021 Federal and State income tax returns have not been prepared. However, on December 31, 2020, the Company has approximately $22,929,407 of federal NOL carryforwards. As of December 31, 2020, the Company has generated approximately $635,096 of federal research and development credits which can be carried forward and used against future taxes. Finally, the Company has approximately $370,873 of state research and development credits available to carryforward to future years.

Under the provisions of the Internal Revenue Code, NOL and tax credit carryforwards are subject to review and possible adjustment by the Internal Revenue Service and state tax authorities until fully utilized. NOL and tax credit carryforwards may be subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders by more than 50% over a three-year period, as defined in Sections 382 and 383 of the Internal Revenue Code and similar state provisions. The amount of the annual limitation is determined based on the value of the Company immediately before the ownership change. Subsequent ownership changes may further affect the limitation in future years. The Company has not completed a study to assess whether a change of control has occurred or whether there have been multiple changes of control since the date of the Company’s formation due to the significant complexity and cost associated with such study and that there could be additional changes in control in the future. As a result, the Company is unable to estimate the effect of these limitations, if any, on the Company’s ability to utilize NOL and tax credit carryforwards in the future. A full valuation allowance has been provided against the Company’s NOL and tax credit carryforwards and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the NOL and tax credit carryforwards and the valuation allowance.

The Company has not yet conducted a study to document whether its research activities may qualify for the research and development tax credit. Such a study may result in an adjustment to the Company’s research and development credit carryforwards; however, until a study is completed, and any adjustment is known, no amounts are being presented as an uncertain tax position. A full valuation allowance has been provided against the Company’s research and development credit and, if an adjustment is required, this adjustment would be offset by an adjustment to the deferred tax asset established for the research and development credit carryforwards and the valuation allowance.

As of December 31, 2020, and 2019, the Company had no accrued uncertain tax positions or associated interest or penalties and no amounts have been recognized in the Company’s statements of operations and comprehensive loss.

The Company files income tax returns in the U.S. federal jurisdiction and the state of Connecticut jurisdiction.

F-38

LiquidPiston, Inc.

Notes to Financial Statements

For years ended December 31, 2021 and 2020

11.	Commitments and Contingencies

The Company leases its facilities in Bloomfield, Connecticut under terms of a month-to-month lease that provides for monthly payments of $4,000.

From time to time, the Company may be exposed to litigation relating to products and operations. An ex-employee has brought a wrongful termination suit against the Company. Federal court has rejected the case however the state level is still unknown. The Company and its attorneys believe that the maximum exposure is $15,000.

12.	Equity Issuances

In January 2020, LiquidPiston launched an offering under Regulation Crowdfunding under the Securities Act, aiming to raise gross proceeds of up to approximately $1.07 million. As of December 31, 2020, the Company had issued 33,333 shares for total gross proceeds of $1,069,413.

In February 2020, LiquidPiston commenced a private placement under Rule 506(c) of Regulation D under the Securities Act to sell up to 21,000 shares of Common Stock at a price of $36.50 per share. As of December 31, 2020, the Company had issued 21,838 shares for total gross proceeds of $789,251. In addition, LiquidPiston had agreed to issue to certain of these investors up to an additional 2,100 shares of Common Stock as “bonus” shares based on the size and timing of their investment.

In September 2020, LiquidPiston commenced an offering pursuant to Regulation A under the Securities Act (the “Regulation A Offering”), pursuant to which it offered to sell up to 555,555 shares of Common Stock at a price of $45.00 per share. As of December 31, 2020, the Company had issued 137,495 shares of Common Stock and received total gross proceeds of $6,065,235.00.

For the year ended December 31, 2021, the Company has issued 155,548 shares for total gross proceeds of $7,985,704.

13.	Supplementary Cash Flows Information

The Company uses the indirect method when presenting its cash flows from operating activities in the Statement of Cash Flows. Therefore, the Company is required to disclose the following supplementary information:

	2021	2020
Interest paid	$4,061	$–
Income taxes paid	$–	$–

Non-cash financing transactions:

Stock compensation issuance of stock	$30,321	$5,053

14.	Subsequent Events

The Company has evaluated subsequent events through March 8, 2022, the date on which the financial statements were available to be issued and did not note any additional subsequent events requiring recording or disclosure in the financial statements for the year ended December 31, 2021, other than those discussed below.

The COVID-19 outbreak is disrupting supply chains and affecting production and sales across a range of industries. The extent of the impact of COVID-19 on the Company’s operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company’s customers, employees and vendors all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the Company’s financial condition or results of operations is uncertain.

Expected in March 2022, the Company will authorize the split of its shares in proportion 1:10; thus bringing amount of outstanding common shares to 16,390,630.

F-39